
07052077

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
APR 16 2007
WASH, D.C.
186
SECTION

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of, **April** **2007**

Commission File Number **333-07346**

Ainsworth Lumber Co. Ltd.
(Translation of registrant's name into English)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F X Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	The Registrant's 2006 Annual Report to Shareholders.

DOCUMENT 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AINSWORTH LUMBER CO. LTD.

(Registrant)



Date: April 13, 2007

By: ______________________

Name: Robert Allen
Title: Chief Financial Officer

Engineered

APA

Ainsworth

ANNUAL REPORT 2006


06

The year 2006 was clearly a challenging year for Ainsworth. A sharp decline in homebuilding activity in our key U.S. markets led to a 34 percent year-over-year decrease in total sales and significantly reduced profitability. We responded to these tough business conditions, making the difficult decision to permanently close one of two production lines at our Bemidji, Minnesota OSB facility and to indefinitely curtail production at our two other Minnesota-based facilities. The net loss for the year of $108.0 million reflects the combined effect of the decline in prices, the reduction in production volume and the one-time costs associated with the permanent closure.

In spite of the challenging market environment faced in 2006, Ainsworth further built on its position as a leading engineered wood products provider with the ongoing construction of a second production line at its Grande Prairie, Alberta OSB facility and the early development of future projects in British Columbia, Manitoba and New York State.

At Ainsworth, we remain confident in our strategic and financial position. Although we do not expect a near-term improvement in our key markets, our fundamental objective is to maximize long-term shareholder value by capitalizing on the expected growth in demand for engineered wood products. All 1,500 Ainsworth employees begin 2007 ready to face the challenges as we continue to pursue our strategic objectives.

TABLE OF CONTENTS

1 HIGHLIGHTS

2 LETTER TO SHAREHOLDERS

5 MANAGEMENT'S DISCUSSION & ANALYSIS

19 REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

20 CONSOLIDATED BALANCE SHEETS

21 CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

22 CONSOLIDATED STATEMENTS OF CASH FLOWS

23 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

56 CORPORATE INFORMATION

2006 HIGHLIGHTS

Year ended December 31	2006	2005
(MILLIONS OF CANADIAN DOLLARS, EXCEPT COMMON SHARE DATA)		
OPERATING RESULTS		
Sales	$ **827.1**	$ 1,248.2
Net (loss) income	**(108.0)**	153.1
Cash provided by operating activities	**8.0**	161.8
FINANCIAL POSITION		
Total assets	$ **1,504.2**	$ 1,516.0
Total debt	**1,038.1**	859.5
Shareholders' equity	**294.1**	415.2
Adjusted working capital[1]	**186.6**	340.2
COMMON SHARE DATA		
(Loss) earnings per share	$ **(7.37)**	$ 10.45
Number of common shares outstanding	**14,649,140**	14,649,140

[1] *Adjusted working capital is not defined under generally accepted accounting principles and is calculated as current assets (excluding restricted cash, timber deposits and current portion of future income tax assets) less current liabilities (excluding current portion of future income tax liabilities).*

	2006		2005	
PRODUCT SHIPMENTS	Volume	Sales (000's)	Volume	Sales (000's)
OSB (msf – 3/8")	**2,774,885**	$ **729,945**	3,229,316	$ 1,138,304
Plywood (msf – 3/8")	**128,465**	**85,237**	145,246	95,096
Veneer (msf – 3/8")	**47,073**	**9,754**	46,791	11,230
Chips (BDU's)	**43,256**	**2,182**	51,989	3,601
		$ **827,118**		$ 1,248,231
SALES REVENUE BY MARKET	% of Total	Sales (000's)	% of Total	Sales (000's)
United States	**87.5%**	$ **723,111**	91.0%	$ 1,135,313
Canada	**7.1%**	**59,023**	6.5%	81,602
Asia	**4.1%**	**33,899**	1.7%	20,943
Europe	**1.3%**	**11,085**	0.8%	10,373
	100.0%	$ **827,118**	100.0%	$ 1,248,231

DEAR FELLOW SHAREHOLDERS:

2006 was marked by difficult business conditions resulting from the slowing pace of new residential homebuilding in our key U.S. markets, creating an imbalance between the cost of production and prices prevailing in the marketplace. The Company responded to these significant challenges in a variety of ways while continuing to take actions to grow our business for the long term. We believe that the present market conditions are temporary and we remain focused on our long-term strategic objective of enhancing our position as a leading North American provider of engineered wood products.

For the year 2006, the Company recorded a net loss of $108.0 million, or $7.37 per common share, and an operating loss of $120.3 million on sales of $827.1 million. This compares with net income of $153.2 million, or $10.45 per common share, and operating earnings of $257.6 million on sales of $1,248.2 million for 2005. The 2006 net loss included $61.2 million in one-time charges associated with the permanent closure of one of two production lines at the Bemidji, Minnesota plant. Adjusted EBITDA for 2006 was $49.3 million compared to $363.8 million in 2005. We ended the year with $294.1 million in shareholders' equity and $172.4 million in cash, short-term investments and restricted cash.

Our facilities yielded overall production of 2,778 million square feet (3/8") of oriented strand board ("OSB") and 137 million square feet (3/8") of specialty plywood in 2006. OSB production was down 14 percent from 2005 due to production curtailments, the permanent closure of one of our production lines and maintenance-related downtime.

MARKET CONDITIONS

In the first six months of 2006, market prices for our primary product, OSB, remained relatively high and profitable, despite falling 35 percent over the period. In the third and fourth quarters, however, market conditions continued to deteriorate, resulting in a further 25 percent drop in OSB prices. For the year, the reported prices for 7/16" OSB fell over 50 percent, from U.S.$320 per thousand square feet in early January to U.S.$158 in late December. During the same period, we continued to experience significant cost increases in transportation, resins and wood fiber. Collectively, these factors provided a negative environment for our operations in 2006.

The significant deterioration in OSB prices over the past 15 months can be directly attributed to a severe decline in the level of new home construction activity in the United States. While we had forecast a moderate decline in home-building relative to the robust 2.07 million housing starts in 2005, we were surprised by the speed and depth of the slowdown. Robust housing demand over the past few years had stimulated considerable participation by speculative investors trying to capitalize on rapid home price appreciation. The supply response by homebuilders to this strong demand environment was significant and by 2006 led to an excess inventory of unsold homes in many of our major markets. Then, as home price appreciation ebbed and new home purchase cancellations mounted, builders reacted by lowering their production volume as the year progressed. Demand for residential building materials, including OSB, was immediately affected by this reduced building activity.

While total U.S. housing starts declined 13 percent in 2006 to a level of 1.80 million units, an even more important factor adversely affecting our business was the sharper decline in single-family housing starts. Single-family home construction uses a considerably greater proportion of structural panels and other engineered wood products than multi-family units. In this important category, starts declined from a seasonally adjusted annualized rate of 1.75 million in the first quarter of 2006 to 1.24 million in the fourth quarter – a decrease of nearly 30 percent.

MANAGING OUR BUSINESS

In 2006, we took a disciplined approach to managing our business in the face of declining demand and reduced prices for our core products. Over the course of the year, we made a number of difficult but necessary decisions. In late August, we permanently closed one of two production lines at our OSB operation in Bemidji, Minnesota because its small scale, aging technology and relatively high cost structure prevented it from successfully competing in today's markets. We curtailed production at Grand Rapids and Cook in late September to limit operating losses resulting from exceptionally high wood fiber costs in northern Minnesota. The Cook plant resumed operations in March of this year, while the Grand Rapids facility remains closed at the time of writing this report. With the exception of our strategic expansion of the Grande Prairie, Alberta OSB facility, we restricted capital spending to projects deemed to have a high degree of certain, immediate returns. Since year-end, we have slowed the pace of capital being committed to the Grande Prairie expansion project in the face of construction cost inflation and our market outlook.

In addition to closing our highest-cost operations and adjusting our capital spending, we implemented cost reduction initiatives throughout the year that are having immediate impact. For instance, our materials procurement and usage initiatives have enabled us to realize meaningful savings in the annual costs of chemicals, wood fiber and operating supplies. We continue to approach all input and freight costs aggressively, while we pursue longer-term structural cost savings.

Other important actions taken during 2006 to enhance our liquidity included the April offering of U.S.$75 million of floating rate senior unsecured notes and securing $90 million in equipment financing agreements for the Grande Prairie expansion project.

POSITIONED FOR LONG-TERM GROWTH

We are building a solid market position for the Company in the central region of North America with our OSB operations in Ontario and Minnesota. Since the acquisition of these operations in 2004, we have focused on continuing to grow an already strong relationship with our national customers, based on the expanded geographical coverage of our production base. In 2007, we will continue working to enhance our market position in the region through expanded distribution networks and with the introduction of new, innovative engineered wood products.

While we are being conservative with our capital spending in the face of challenging market conditions, we are continuing with the construction of the second production line at our Grande Prairie facility. Completion of this $350 million expansion is now scheduled for mid-2008. Once complete, it will increase our yearly OSB production capacity by 600 million square feet (3/8") and will nearly double Grande Prairie's OSB capacity to 1.3 billion square feet per annum.

While we already hold a prominent share of OSB usage in the Pacific and Mountain regions of the western United States, the expanded mill will enable us to capitalize on our strong market presence and solidify our position as the principal supplier to this important consuming region. Moreover, the Grande Prairie expansion project reflects our strategy to increase our presence in the fast-growing, higher value-added engineered wood market segments. The technological advances of the new production line will also enable us to produce a number of proprietary products, including oriented strand lumber and laminated strand lumber, for use in building and industrial applications.

During 2006, we also secured a timber licence in the Central Interior region of British Columbia that provides a total of 700,000 cubic meters of timber per year for a term of 15 years. In connection with this licence, we plan to build a large-scale engineered wood product facility specifically designed to process Lodgepole pine from timber stands affected by mountain pine beetle infestations. We have demonstrated that we can adapt our manufacturing processes so that we can produce high-quality OSB products from this resource, and we see a strong opportunity for growth in the conversion of low-cost beetle-killed pine timber into value-added engineered wood products.

There were other key developments during 2006 that helped position the Company for further geographic expansion in the forthcoming years. In May, we reached a preliminary agreement with the province of Manitoba for the future construction of an engineered wood products facility subject to securing in excess of 800,000 cubic meters of timber annually for a 20-year period. We also continued to make further progress during the year with our development project in the northern region of New York State.

It is important to note that we will continue to evaluate the growth opportunities attached to these important "Greenfield" projects taking into account our financial position and prevailing views concerning market conditions.

LEADERSHIP IN SAFETY AND ENVIRONMENTAL PERFORMANCE

Ainsworth is committed to upholding the highest standards of safety and environmental protection in the communities in which we operate. We are proud to report that 2006 was another excellent year for safety and environmental performance across our operations in the U.S. and Canada. We improved our lost-time performance across the Company, reduced the associated costs of injuries and continued to search for ways to achieve our goal of "zero injuries."

Safety accomplishments of note include our Barwick and Grande Prairie employees working 910 days and 500 days respectively without a single lost time accident as of year-end. This impressive performance has been maintained at the time of writing this letter and is worthy of particular note taking into account the ongoing construction at Grande Prairie of the second production line.

In 2006, we maintained our positive momentum towards achieving third-party certification of woodlands operations being managed in accordance with established principles of sustainable forest management. Having already achieved certification in 2005 for our Canadian woodlands, we made important progress in our U.S. operations during 2006. In August, we achieved Sustainable Forestry Initiative® (SFI) standard certification for our Minnesota wood procurement program. Later in 2006, our Minnesota OSB operations were awarded a Forest Stewardship Council ("FSC") chain-of-custody certificate that allows the Company to bring FSC-certified products to the marketplace. With the increasing global demand for "green" building products, we are pleased to be able to offer our customers the added benefits associated with sustainable forest management certification.

Our commitment to operate in a sustainable manner is important to our customers, our communities and our employees, and we remain focused on continuing to be responsible stewards in terms of sustainable forest management and environmental protection.

MARKET OUTLOOK

We continue to see favorable long-term trends for our products. Based on the next decade's projections for North American population growth, the resulting increase in the number of households should lead to strong homebuilding demand. We remain confident that structural engineered wood products – both existing products and innovative new ones – will continue to replace solid wood in a growing number of building applications due to superior performance capabilities, increased reliability, cost-effectiveness and an overall better utilization of the forest resource.

While market observers express widespread uncertainty about the timing of a recovery in homebuilding activity to a more normalized level, we believe the current market conditions will not persist and that over the long-term our key markets will require a growing supply of structural engineered wood products. Of note, RISI, Inc., an independent forest products industry forecaster, projects that North American demand growth for OSB products will average over 8 percent between 2006 and 2011 – amounting to total annual OSB consumption growth of over 12 billion square feet by 2011. This consumption growth is expected to be driven by continued gains in traditional sheathing applications including residential walls, floors and roofs, increasing usage of wood-based products in commercial construction and new and expanded uses in building and industrial applications.

Concurrently, new OSB capacity came on line in 2006 and further capacity growth is planned to be introduced this year and next. During the current, difficult market environment, it is projected – consistent with historical experience – that this new OSB output will continue to displace higher-cost plywood as well as solid wood products in a number of end-use applications.

Looking beyond the North American markets, we are pleased with the recent growth of our business in key Asian markets. Our long-term presence in the Japanese marketplace has allowed the Company to benefit from this country's currently strong domestic housing market. It is a priority of ours to ensure that we maintain and continue to grow our dominant presence as an OSB supplier to this dynamic region.

We own some of the best and most admired production assets in our business. Our manufacturing flexibility continues to allow for production growth in high-margin specialty products. Sales of these specialty products – which serve the residential, industrial and overseas export sectors – now account for 35 percent of our annual OSB products.

When combined with our research and development activities, we are developing processes and proprietary capabilities that will create additional specialty products and considerable long-term value for our shareholders and our customers.

As we continue on through 2007, U.S. housing starts and OSB prices remain depressed. In the near-term, we do not expect our primary markets to improve significantly. Demand for structural wood panel products are forecast to remain weak for most of 2007, or at least until excess new home inventories are reduced and there is an upturn in the confidence of both homebuilders and home buyers.

DELIVERING VALUE

The Company is well prepared to meet the challenges head on. We have a plan in place and we are executing it. We will continue to carefully monitor production costs relative to selling prices, and we will remain focused on limiting production to our lower cost operations. Despite this temporary downturn in market demand, we are optimistic about the future and are committed to our strategic objective of being a leading provider of engineered wood products in our key markets.

In the end, it is the skill, hard work and dedication of over 1,500 Ainsworth employees that continue to fuel our success. We are also very grateful to our customers and suppliers for their ongoing support.

As we move forward, our fundamental objective is to continue creating and delivering long-term value for our shareholders.

April 5, 2007



Brian Ainsworth
Chairman of the Board and Chief Executive Officer

FOR THE YEAR ENDED DECEMBER 31, 2006

This management's discussion and analysis is presented as at March 30, 2007. Financial references are in Canadian dollars unless otherwise indicated. Additional information relating to Ainsworth, including our annual information form, is available on SEDAR at www.sedar.com. Our financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") in Canadian dollars.

OVERVIEW

Ainsworth is a leading manufacturer of structural engineered wood products, including oriented strand board ("OSB") and specialty overlaid plywood. In 2006, RISI, an independent information provider for the global forest products industry, ranked us as the fourth largest manufacturer of OSB in North America. We own and operate six OSB manufacturing facilities, three in Canada, and three in northern Minnesota. We also have a 50% ownership interest in an OSB facility located in High Level, Alberta. In addition to our OSB operations, Ainsworth is one of the largest manufacturers of specialty overlaid concrete-form plywood products in North America.

Ainsworth's business is focused primarily on the structural wood panels sector. Our business strategy is to increase revenues generated from value-added products, including OSB webstock, rimboard, radiant barrier OSB panels, jumbo OSB panels, export-standard OSB and specialty overlaid plywood. These products command premium pricing, particularly during cyclical lows for commodity products, such as in the current market environment. Complementary to this strategy is the expansion currently underway at our Grande Prairie, Alberta OSB facility. When completed, the expanded facility will be able to produce OSB, oriented strand lumber ("OSL") and laminated strand lumber ("LSL"), all of which are engineered wood product alternatives to traditional sawn lumber products.

REVIEW OF OPERATING RESULTS

Commodity OSB prices were substantially lower in 2006 compared to 2005. On average the benchmark North Central OSB price was U.S.$218 per msf (on a 7/16 th-inch basis) compared to U.S.$316 per msf in 2005. The decline in prices reflects significantly weakened demand for OSB as U.S. housing starts fell to a seasonally adjusted annual rate of 1.8 million in 2006 compared to 2.1 million in 2005. New home construction steadily decreased throughout 2006, from a seasonally adjusted annual rate of 2.1 million in the first quarter to 1.6 million in the fourth quarter of 2006.

Our shipment volume was 14% lower in 2006 compared to 2005. Shipments were affected by reductions in production volume due to production curtailments, the permanent closure of one of our production lines, and maintenance downtime.

In January 2006, production at our Grand Rapids facility was interrupted due to a fire in a wood storage area and, later in the month, due to a mechanical breakdown of pressing equipment. In total 14.7 production days were lost. In the second quarter, the same facility was shut down for a scheduled 35 day period to revitalize the press and to perform other general maintenance. The shutdown was extended to 61 days as some of the newly installed press components were found to be defective. Subsequent to the end of the second quarter, we notified the manufacturers of the faulty components that we will be seeking compensation for damages.

In light of the weak market conditions, we made the decision to permanently close one of the two production lines at our OSB mill located in Bemidji, Minnesota at the end of August 2006. Given the age of the equipment and the high cost to operate the line, we determined that the production line would not be viable over the long term. With the closure, we permanently reduced our panel production capacity by 280 million square feet (3/8" basis).

In addition, we suspended OSB production at our Grand Rapids and Cook facilities in Minnesota effective September 22, 2006. These two facilities, which have a combined annual production capacity of 820 million square feet (3/8" basis), were shut down indefinitely until market and cost conditions improved. The Cook facility resumed production on March 21, 2007 as a result of improved log costs and changes in the cost structure of the mill. The Grand Rapids facility remains closed, though the mill is being kept in a condition that will allow us to resume production on short notice.

REVIEW OF FINANCIAL RESULTS

The effect of the low commodity OSB prices, production curtailments and the expenses associated with closing down the Bemidji production line are evident in our reduced profitability compared to the previous year.

FINANCIAL SUMMARY

(in millions)	2006	2005	2004
Sales	$ **827.1**	$ 1,248.2	$ 909.9
Costs and expenses	**947.4**	990.6	583.9
Operating (loss) earnings	**(120.3)**	257.6	326.0
Net (loss) income	**(108.0)**	153.2	175.1
Adjusted EBITDA[1]	**49.3**	363.8	377.4

[1] Adjusted EBITDA, a non-GAAP financial measure, is defined as net income before amortization, capital asset and timber deposit write-downs, loss on disposal of capital assets, production line closure costs, finance expense, income tax (recovery) expense and foreign exchange loss (gain) on long-term items. We have presented this measure as we believe that, in addition to net income (loss), EBITDA provides investors with a basis to evaluate our operating performance and ability to incur and service debt. EBITDA is calculated as follows:

(in millions)	2006	2005	2004
Net (loss) income	$ **(108.0)**	$ 153.2	$ 175.1
Add:			
Amortization of capital assets	**88.0**	103.9	53.9
Write-down of capital assets	**55.3**	—	0.8
Write-down of timber deposits	**4.5**	—	—
Loss on disposal of capital assets	**2.5**	—	—
Production line closure	**5.9**	—	—
Finance expense	**74.3**	71.3	150.2
Income tax (recovery) expense	**(85.6)**	63.7	71.2
Foreign exchange loss (gain) on long-term items	**12.4**	(28.3)	(73.8)
Adjusted EBITDA	$ **49.3**	$ 363.8	$ 377.4

NET LOSS

The net loss for the year was $108.0 million compared to net income of $153.2 million in 2005. The $261.2 million decrease is the result of deteriorating OSB sales prices in combination with production curtailments at our Bemidji facility. The closure of the Bemidji line is permanent, and resulted in an asset write-down of $55.3 million and severance and related costs of $5.9 million.

The net loss for the year was also impacted by the movement of the Canadian dollar relative to the U.S. dollar. The effect of foreign exchange rate fluctuations on our long-term debt led to a $36.2 million increase in net loss compared to 2005.

In the fourth quarter of 2006, the net loss was $78.1 million compared to net income of $19.9 million in the same period of 2005. This $98.0 million decrease in net income was due to the lower average OSB sales prices, the decline in OSB sales volume due to the production curtailments, and the effect of foreign exchange rate fluctuations on our long-term debt.

ADJUSTED EBITDA

Adjusted EBITDA for 2006 was $49.3 million, a decline of $314.4 million compared to the prior year. The reduction in profit margins was primarily due to lower OSB sales realizations and production volume decline.

Adjusted EBITDA was also impacted by the stronger Canadian dollar. While sales from our U.S. operations are naturally hedged by U.S. production costs, our Canadian operations are exposed to currency fluctuations. On average, the Canadian dollar was six cents higher in 2006 compared to 2005, which reduced adjusted EBITDA by approximately $23.0 million.

Adjusted EBITDA was additionally negatively impacted by log and spare parts inventory write-downs which totaled $10.7 million. Log inventories are valued at the lower of cost and market, and in the current market conditions the anticipated sales recovery through OSB of our log inventories is less than cost. These write-downs are reflected in costs of products sold.

Adjusted EBITDA was a loss of $24.8 million in the fourth quarter of 2006. This was $94.2 million lower than the adjusted EBITDA of $69.4 million in the fourth quarter of 2005. This change is primarily due to the reduction in OSB sales prices and volumes but also reflects the previously mentioned $10.7 million log and spare parts inventory write-downs.

The effect of the Canadian dollar, which was an average of three cents higher in the fourth quarter of 2006 compared to 2005, was a reduction to quarterly adjusted EBITDA of $1.9 million.

SALES

Total sales for the year 2006 were $827.1 million compared to $1.25 billion in 2005. This represents a decrease of $421.1 million, or 34%, which was attributable to the decline in prices (23%) and shipment volume (11%). Total sales in the fourth quarter of 2006 were 61% lower than in the fourth quarter of 2005, decreasing from $302.1 million to $119.2 million.


TOTAL COMPANY SALES
MILLIONS OF CANADIAN DOLLARS
06
827.1
05
1,248.2
0
200
400
600
800
1000
1200
1400

OSB SALES

In 2006, OSB sales were $729.9 million, which was $408.4 million lower than OSB sales of $1.13 billion in 2005. The 36% decline in OSB sales was the result of market price (25%) and production volume reductions (11%). Our average selling price for OSB in 2006 was $263.1, 25% lower than 2005.


COMPANY AVERAGE OSB PRICES
$/MSF – 3/8"
06
263.1
05
352.5
0
50
100
150
200
250
300
350
400

OSB shipment volumes in 2006 decreased 14% compared to 2005. The decline in volume was due to the production curtailments at Cook and Grand Rapids and the permanent closure of one of Bemidji's two production lines. Production interruptions for maintenance at Grand Rapids also contributed to the decrease in volume.


COMPANY OSB SHIPMENT VOLUME
MSF – 3/8"
06
2,774.9
05
3,229.3
650
1150
1650
2150
2650
3150
3650

In the fourth quarter, OSB sales were $98.5 million compared to $273.5 million in the same period of 2005. Shipment volumes were 39% lower in the fourth quarter of 2006 than in 2005 due to the curtailment of production at Cook and Grand Rapids, the closure of a production line at Bemidji, and a 17-day maintenance shutdown at our Barwick facility. Our average sales price for OSB decreased by 41% in the fourth quarter compared to 2005, from $349.6 to $205.1.

SPECIALTY OVERLAID PLYWOOD AND OTHER PRODUCTS

Sales of specialty overlaid plywood and other products were $97.2 million in 2006 compared to $109.9 million in 2005, a 12% decline. The decrease is primarily attributable to a 12% decrease in the volume of plywood sales, reflecting operational curtailments, a shift in product mix and softening North American market demand in 2006. Average selling prices for plywood did not change significantly compared to 2005.

COSTS OF PRODUCTS SOLD (EXCLUSIVE OF AMORTIZATION)

Costs of products sold (excluding amortization) decreased by 12% compared to 2005, from $855.9 million in 2005 to $750.0 million in 2006. For the quarter, costs of products sold decreased from $221.7 million in 2005 to $142.4 million in the fourth quarter of 2006.

OSB COSTS OF PRODUCTS SOLD (EXCLUSIVE OF AMORTIZATION)

Costs of OSB sold in 2006 were $661.8 million, which was 12% lower than costs of $755.0 million in 2005. The decrease is attributable to the decline in volume, partially offset by a 3% increase in the per unit cost of OSB shipped in 2006.

OSB input costs were not significantly different from 2005. Wood and wax costs were higher on a per unit basis in 2006 than in 2005, while resin costs decreased compared to 2005. Wood costs were particularly high in Minnesota, but during the fourth quarter wood fiber costs in the area began to decline.

The reduction in OSB costs of sales due to lower shipment volume was also partially offset by a write-down of log inventories. The ongoing market downturn led to a reduction in the estimated net realizable value of our log inventories at some of our Canadian mills and in Minnesota. In Minnesota, the net realizable value of logs was also impacted by high wood costs. The total write-down of log inventories on hand at December 31, 2006 was $8.1 million.

OSB costs of sales in the fourth quarter of 2006 were $122.8 million compared to $195.9 million in 2005. This decrease reflects the decline in sales volume partially offset by an increase in the cost per unit shipped. The increase in the per unit cost relates to fixed costs incurred at the idled Cook and Grand Rapids facilities to maintain a readiness for production.

SPECIALTY OVERLAID PLYWOOD AND OTHER PRODUCTS

The costs of our specialty plywood and other products sold in the year were $88.2 million compared to $100.9 million in 2005, a decline of 13%. The costs were lower in 2006 primarily because shipment volumes decreased by 10% compared to 2005. The cost per unit shipped decreased slightly compared to 2005.

Plywood and other product costs of sales were $19.5 million in the fourth quarter of 2006 compared to $25.8 million in 2005. A decline in both sales volume and unit costs contributed to this decrease. The per unit cost of plywood shipped decreased by 5% compared to the fourth quarter of 2005.

SELLING AND ADMINISTRATION

Selling and administration expenses of $41.1 million in 2006 were 34% higher than the 2005 expense of $30.8 million. This increase is mainly attributable to professional fees ($5.8 million) with respect to various legal actions, Sarbanes-Oxley compliance initiatives ($1.5 million), and increase in travel and other costs ($3.0 million).

AMORTIZATION OF CAPITAL ASSETS

Amortization of capital assets was $88.0 million 2006 compared to $103.9 million in 2005. This 15% decrease is due to the reduction in production volume. In the fourth quarter, amortization expense was $13.2 million compared to $25.9 million in the fourth quarter of 2005. Our OSB panel product mills are amortized using the units-of-production method so amortization expense decreased as volumes decreased due to the production curtailments at Cook and Grand Rapids and the permanent closure of one production line at Bemidji.

WRITE-DOWN OF CAPITAL ASSETS AND PRODUCTION LINE CLOSURE

The net book value of the capital assets associated with the permanent closure of one of the Bemidji production lines was written down to salvage value after the closure announcement. The total write-down recorded in the third quarter was $55.3 million. The salvage value of these assets is expected to be minimal.

The Bemidji production line closure resulted in the elimination of approximately 110 positions. We provided the affected employees with 60-days pay in lieu of notice, severance pay, employment transition counseling and associated benefits. The total cost of closing the production line was $5.9 million, of which $5.2 million related to pension and other employee benefits. The remainder of the production line closure expense was the write-off of capital spare parts that could not be sold or used in our other facilities.

WRITE-DOWN OF TIMBER DEPOSITS

In September 2006, after being unable to negotiate favourable terms with the Government of British Columbia, we decided not to proceed with a forest licence for pine beetle-attacked timber in the Prince George timber supply area. As a result of this decision, we forfeited and therefore expensed $2.4 million in security deposits that we had paid as part of the timber licence bidding process.

We also cancelled a timber harvest agreement in northern Alberta, forfeiting $2.1 million in contract deposits which had previously been recorded as part of capital assets. The deposits were expensed in 2006.

FINANCE EXPENSE

Finance expense was $74.3 million in 2006 compared to $71.3 million in 2005. Interest expense was $3.0 million higher in 2006 as a result of the new senior note issued in April 2006 combined with increases in LIBOR compared to the previous year. These increases were partially offset by the effect of the stronger Canadian dollar because our interest payments in U.S. dollars were translated to Canadian dollars at a stronger exchange rate, and the $1.5 million interest costs capitalized to the Grande Prairies facility expansion project. In addition, finance expense in 2005 was impacted by a one time charge related to the repayment of a portion of our Senior Notes in the year.

In the fourth quarter, finance expense was $19.8 million in 2006 compared to $16.9 million in the fourth quarter of 2005. This increase reflects the new debt and higher LIBOR rates in the fourth quarter of 2006 partially offset by the effect of the stronger Canadian dollar, and the capitalized interest costs.

OTHER INCOME

In 2006, other income was $8.9 million, which was $6.7 million higher than 2005. The increase is primarily attributable to a $7.9 million decrease in the operating foreign exchange loss as well as a $3.0 million increase in interest income. In addition, we recorded a $4.4 million foreign exchange loss on the realization of a portion of the cumulative translation adjustment balance, related to the distribution of dividends from a self-sustaining foreign operation and the corresponding reduction in the net investment in the subsidiary.

FOREIGN EXCHANGE (LOSS) GAIN ON LONG-TERM DEBT

The foreign exchange loss on long-term debt in 2006 was $7.9 million compared to a gain of $28.3 million in 2005. At the end of 2006 the Canadian dollar was weaker than at the end of the previous year, resulting in a foreign exchange loss on the revaluation of our long-term debt in Canadian dollars. At the end of 2005, the Canadian dollar was much stronger than at the end of 2004, causing an exchange gain on the debt revaluation in 2005.

In the fourth quarter of 2006, the exchange loss on long-term debt was $43.6 million, reflecting the large decline in the strength of the Canadian dollar from the end of the third quarter.

INCOME TAXES

The income tax recovery was $85.6 million in 2006 compared to an expense of $63.7 million in 2005. The change resulted from tax losses recorded on our U.S. operations. Our Canadian taxes for the year were also impacted by the substantive enactment of reductions in the statutory provincial and federal tax rates. The variance from our statutory rate is due to certain permanent differences, including the non-taxable portion of the foreign exchange loss on long-term debt.

The income tax recovery in the fourth quarter of 2006 was $30.9 million compared to an expense of $6.4 million in the fourth quarter of 2005.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2006, our adjusted working capital was $186.6 million, compared to $340.2 million as at December 31, 2005. We have presented adjusted working capital as we believe that it provides investors with a basis to evaluate our ability to fund operations and capital expenditures. Adjusted working capital is a non-GAAP measure, calculated as follows:

	2006	2005
Current assets	**$ 322.3**	$ 467.5
Current portion of future income tax assets	**(1.7)**	–
Restricted cash	**(62.2)**	(39.0)
Timber licence deposits	**–**	(6.0)
Current liabilities	**(82.5)**	(113.7)
Current portion of future income tax liabilities	**10.7**	31.4
Adjusted working capital	**$ 186.6**	$ 340.2

The decline in adjusted working capital is the result of the ongoing capital spending on the new Grande Prairie production line in combination with a reduction in cash generated from operations.

In light of the downturn in residential housing construction, we took steps to mitigate the effects of a potential prolonged decline in demand and prices for our products. We negotiated two financing arrangements for the purchase of equipment for the new line at Grande Prairie. We also refinanced the purchase of our aircraft through a sale-leaseback transaction. An additional $14.2 million (€9.3 million) is available to be drawn under one of the equipment financing agreements in 2007.

The major elements of our cash flows are as follows:

	2006	2005	2004
(in millions)			
Cash provided by operating activities	**$ 8.0**	$ 161.8	$ 364.4
Cash (used in) provided by operating activities excluding the effects of changes in non-cash working capital [1]	**(29.5)**	299.6	283.6
Cash provided by (used in) financing activities	**148.4**	(45.6)	503.6
Cash used in investing activities	**(291.4)**	(113.1)	(856.1)
Additions to capital assets	**228.3**	57.3	18.0

[1] *Cash (used in) provided by operating activities, excluding the effects of changes in non-cash working capital is a non-GAAP measure and consists of cash provided by operating activities less changes in non-cash working capital. We have presented this measure as we believe that it provides investors with a basis to evaluate our ability to fund operations and capital expenditures.*

Cash provided by operating activities was lower in 2006 compared to 2005 as a result of the decrease in net income. The most significant change in non-cash working capital was in income taxes receivable as we received a large portion of the expected refund from 2005 during the third quarter of 2006.

Cash from operating activities excluding the effects of changes in non-cash working capital was a net outflow in the year, reflecting the operational losses we incurred. The indefinite shutdown of the Cook and Grand Rapids facilities was a further step to conserve liquidity as these two mills incurred higher operating losses than our other mills.

Cash provided by financing activities in 2006 was $148.4 million, reflecting the new senior unsecured notes issued in the second quarter and the new equipment financing in the third quarter. In 2005, cash used in financing activities was $45.6 million, reflecting the repurchase of debt in the second quarter of 2005. The change in cash provided by (used in) financing activities resulted from the issuance of new debt in 2006 to support the increased capital spending related to Grande Prairie. In 2005 we were able to repurchase senior notes.

Cash used in investing activities was significantly higher in 2006 compared to 2005. This increase is due to increased capital spending, short-term commercial paper investments and additional restricted cash related to the Grande Prairie expansion. Additions to capital assets in 2006 were significantly higher than 2005. The increase is primarily attributable to the expansion of the Grande Prairie facility.

The completion of construction on the second production line at Grande Prairie has been delayed until 2008 in order to mitigate the impact of escalating construction labour and material costs. The total project cost is now estimated to be $350.0 million, of which $207.4 million has been spent as at December 31, 2006. Under the new project timeline, $58.8 million is budgeted to be spent in 2007 with the remainder to be spent in 2008. There are no other major capital projects budgeted for 2007. Any additional capital spending will be minimal and will focus solely on maintenance of business and safety and environmental requirements.

In addition to cash on hand, we have a revolving credit line secured by accounts receivable and inventory. Depending on the levels of inventory and receivables, this line has a maximum borrowing capacity of $100.0 million. As of December 31, 2006 the inventory and receivables would support a borrowing of $63.4 million. This facility was not utilized as at December 31, 2006.

We conduct our business with the goal of maintaining adequate financial liquidity at all times in order to carry us through unfavourable economic circumstances. Despite the challenging conditions of the current OSB market, we feel that the level of cash on hand together with the undrawn credit facility provides adequate liquidity to finance our ongoing business activities through 2007. We expect to be able to meet the long-term liquidity requirements of our business through cash generated from operations, existing cash and investment balances, existing credit facilities and other capital resources.

OFF-BALANCE SHEET ARRANGEMENTS

We did not have any significant off-balance sheet arrangements other than letters of credit in the amount of $29.7 million at December 31, 2006, for which cash has been pledged as collateral, and our co-venturer's share of the accounts payable and accrued liabilities of our High Level project in the amount of $4.0 million (as described in Note 7 of the financial statements). By agreement with the co-venturer, if the co-venturer does not pay its share of accounts payable and accrued liabilities, we may pay such amounts and recover them from the co-venturer's share of production. We do not believe that we have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, results of operations, liquidity, capital expenditures or resources, that is material to investors.

CONTRACTUAL OBLIGATIONS

The following table summarizes the timing of payments for which we have contractual obligations as at December 31, 2006. Payments of senior unsecured notes and equipment loans include interest and principal repayments at the time of maturity.

	PAYMENTS DUE BY PERIOD				
	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	AFTER 5 YEARS	TOTAL
(in thousands)					
6.75% Senior Unsecured Notes[1]	25,173	50,345	50,345	376,736	502,599
7.25% Senior Unsecured Notes[2]	23,235	46,470	46,470	337,928	454,103
LIBOR + 3.75% Floating Rate Senior Unsecured Notes[3]	6,806	13,612	184,213	—	204,631
LIBOR + 4.00% Floating Rate Senior Unsecured Notes[4]	3,543	7,086	7,086	91,823	109,538
12.50% Senior Unsecured Notes[5]	1,680	—	—	—	1,680
Merrill Lynch Equipment Loan [6]	13,313	25,859	36,637	—	75,809
Deutsche Bank Equipment Loan[7]	853	9,395	8,788	17,552	36,588
Capital Lease Obligations[8]	1,128	2,255	2,255	15,128	20,766
Operating Lease Obligations	3,267	3,869	551	—	7,687
Purchase Commitments[9]	28,847	1,214	298	1,190	31,549
Total	107,845	160,107	336,643	840,355	1,444,950

(1) *Under the indentures governing our outstanding 6.75% senior notes, we are required to make interest payments in the amount of US$10.8 million each June 30 and December 30. Our 6.75% senior notes mature on March 15, 2014.*

(2) *Under the indenture governing our outstanding 7.25% senior notes, we are required to make interest payments in the amount of US$10.0 million each June 30 and December 30. Our 7.25% senior notes mature on October 1, 2012.*

(3) *Under the indenture governing our outstanding 3.75% floating rate senior notes, we are required to pay interest at a rate per annum, reset quarterly, equal to LIBOR plus 3.75%. Interest on our floating rate senior notes is payable each March 30, June 30, September 30 and December 30. For the purpose of the above table we have calculated the interest rate at the December 31 year-end rate of 9.12%. Our floating rate senior notes mature on October 1, 2010.*

(4) *Under the indenture governing our outstanding 4.00% floating rate senior notes, we are required to pay interest at a rate per annum, reset quarterly, equal to LIBOR plus 4.00%. Interest on our floating rate senior notes is payable each March 30, June 30, September 30 and December 30. For the purpose of the above table we have calculated the interest rate at the December 31 year-end rate of 9.37%. Our floating rate senior notes mature on April 1, 2013.*

(5) *Our 12.50% senior notes mature on July 15, 2007.*

(6) *Under the Merrill Lynch equipment loan agreement, we are required to pay interest at a rate per annum, reset monthly, equal to LIBOR plus 2.90%, payable monthly. For the purpose of the above table we have calculated the interest rate at the December 31 year-end rate of 8.27%. Principal payments are made monthly with the final monthly payment and a balloon payment due October 1, 2011.*

(7) *Under the Deutsche Bank equipment loan agreement, we are required to pay interest at a rate per annum, reset semi-annually, equal to EURIBOR plus 0.65% payable semi-annually each March and September. For the purpose of the above table we have calculated the interest rate at the December 31 year-end rate of 4.31%. The loan is repayable in 17 equal semi-annual installments starting at the earlier of six months after the pressing and forming equipment is ready for operation and June 20, 2008.*

(8) *Capital lease obligations are payable monthly.*

(9) *Purchase commitments include agreements to purchase machinery, equipment, engineering and management support services in relation to the Grande Prairie expansion project and U.S.$1.7 million related to the acquisition of Chatham Forest Products, Inc.*

(10) *Contractual obligations denominated in $U.S. are converted to Canadian dollars at the December 31, 2006 exchange rate posted by the Bank of Canada of U.S.$0.8581 = $1.00.*

(11) *Contractual obligations denominated in € are converted to Canadian dollars at the December 31, 2006 exchange rate posted by the Bank of Canada of €0.6507 = $1.00.*

CONTINGENCIES

In the normal course of its business activities, we are subject to claims and legal actions that may be made by customers, suppliers and others.

While the final outcome with respect to the actions outstanding or pending as at December 31, 2006 cannot be predicted with certainty, we believe that either the outcome will not have a material effect on our financial position, earnings or cash flows.

In 2006, we were named as a defendant, along with eight other North American OSB producers, in several lawsuits which allege violations of United States anti-trust laws in relation to the pricing and supply of OSB from mid-2002 to the present. The class has not yet been certified in any of these claims and the outcome is not determinable at this time. We will reflect such outcome, if any, in future operating results. We believe the allegations against us in these claims are entirely without merit.

RELATED PARTY TRANSACTIONS

During the year, we paid $120,000 (2005: $120,000) to a company owned by our officers for rental charges relating to mill equipment. These transactions were conducted on normal commercial terms and prices. We also exchanged Canadian funds for U.S. funds on behalf of a director. This service was provided at the prevailing exchange rates on the dates of the transactions at no cost to the Company.

QUARTERLY COMPARATIVE FINANCIAL INFORMATION

	2006	Q4-06	Q3-06	Q2-06	Q1-06	2005	Q4-05	Q3-05	Q2-05	Q1-05	2004
(in millions, except per share data)											
Sales and earnings											
Sales	$ 827.1	$ 119.2	$ 181.1	$ 234.3	$ 292.6	$ 1,248.2	$ 302.1	$ 270.7	$ 329.9	$ 345.6	$ 909.9
Operating (loss) earnings	(120.2)	(53.8)	(106.7)	(6.0)	46.3	257.6	45.1	26.1	77.6	108.8	326.0
Foreign exchange (loss) gain on long-term debt	(7.9)	(43.5)	(1.2)	40.6	(3.8)	28.3	(0.2)	47.0	(12.6)	(5.9)	73.8
Net (loss) income[3]	(108.0)	(78.1)	(77.5)	24.9	22.7	153.1	19.9	46.8	31.3	55.1	175.1
(Loss) earnings per share	(7.37)	(5.33)	(5.29)	1.71	1.54	10.45	1.36	3.19	2.14	3.76	11.98
Balance sheet											
Total assets	1,504.2	1,504.2	1,532.0	1,561.8	1,558.5	1,513.0	1,513.0	1,499.8	1,505.7	1,509.1	1,432.7
Total long-term debt	1,038.1	1,038.1	984.4	908.9	863.7	859.5	859.5	858.9	905.6	923.1	916.9
Common shares[1]	55.8	55.8	55.8	55.8	55.8	55.8	55.8	55.8	55.8	55.8	55.8
Retained earnings	295.0	295.0	373.1	450.6	440.4	417.7	417.7	397.3	350.5	333.9	278.7
Cash dividends declared: $ per share	1.00	–	–	1.00	–	1.00	–	–	1.00	–	1.00
Cash provided by (used in) operating activities[2]	8.0	(63.9)	16.6	25.1	30.2	161.8	30.3	43.3	73.1	15.1	364.4
Key statistics											
OSB shipments (mmsf 3/8")	2,774.9	480.1	732.8	754.7	807.4	3,229.3	782.2	804.0	837.5	805.6	2,037.1
Average OSB price ($/msf)	263.1	205.1	211.5	277.9	330.4	352.5	349.6	303.0	361.4	395.4	392.5

[1] *At March 30, 2007, the Company had 14,649,140 issued common shares.*

[2] *Cash provided by operating activities in Q1-06 and Q2-06 has been restated by $10.6 million and $4.7 million respectively to reflect the reclassification of non-cash capital asset additions.*

[3] *Net income, earnings per share and retained earnings in Q2-06 have been restated to reflect the reclassification of $2.4 million foreign exchange loss on long-term items from the cumulative translation adjustment account to other income.*

The realized sales price for our OSB products was the main factor causing fluctuations in our sales over the past eight quarters. In addition, the temporary shutdown of our Grand Rapids and Cook mills, and the closure of one of the lines at Bemidji, caused a significant decline in production and shipment volumes during the fourth quarter, further reducing sales.

Sales prices have steadily decreased since the beginning of 2006, causing a decline in operating earnings, adjusted EBITDA and net income. Net income and earnings per share were also negatively impacted by the strengthening of the Canadian dollar relative to the U.S. dollar in 2006.

SEGMENTED INFORMATION

Our geographic distribution of sales was as follows:

	2006	2005	2004
(in millions)			
United States	**$ 723.1**	$ 1,135.3	$ 764.0
Canada	**59.0**	81.6	106.8
Asia	**33.9**	20.9	29.5
Europe	**11.1**	10.4	9.6
	$ 827.1	$ 1,248.2	$ 909.9

Capital assets attributed to countries based on location were as follows:

	2006	2005
(in millions)		
Canada	**$ 612.3**	$ 437.8
United States	**356.2**	438.1
Total	**$ 968.5**	$ 875.9

The increase in Canadian capital assets relates to the addition of the second production line at our Grande Prairie mill. In the United States, capital assets decreased with the write-down of the Bemidji production line assets.

OTHER BUSINESS ACTIVITIES

During the first quarter of 2006, we received the required consents from the holders of our U.S.$210.0 million aggregate principal amount of 6.750% Senior Notes due March 15, 2014 and of our U.S.$110.0 million aggregate principal amount of 6.750% Senior Notes due March 15, 2014 to amend the indentures governing the notes. The amendments conformed the limitation on liens covenant in the indentures relating to the notes with the covenant in the indenture relating to our 7.250% Senior Notes due October 1, 2012 and Senior Floating Rate Notes due October 1, 2010.

On April 11, 2006 we entered into a purchase agreement with Deutsche Bank Securities Inc. in connection with the private placement by Ainsworth of U.S.$75.0 million aggregate principal amount of new senior unsecured notes. The notes mature on April 1, 2013 and bear interest at a rate per annum, reset quarterly, equal to LIBOR plus 4%. Interest on the notes is payable quarterly, beginning on June 30, 2006. The net proceeds of the offering were intended to partially finance the construction of the second production line at the Grande Prairie, Alberta facility. The closing of the offering of the notes occurred on April 18, 2006.

On May 1, 2006 we reached an agreement with the union representing employees at the Grand Rapids mill. The six year contract affects 130 employees and has been ratified by the union.

On May 9, 2006, we signed an Agreement with the Government of Manitoba for the future construction and operation of an engineered wood production facility in an area north and east of Winnipeg, Manitoba. As part of the commitment, we are required to provide a $2.5 million performance security. In return we will be offered a Forest Management Licence for 838,000 cubic meters of suitable timber per year on a renewable 20 year basis. The Agreement is subject to a successful process of consultation with First Nations communities, and the successful negotiation and execution by all parties of related Operation Agreements and approvals.

On September 15, 2006, we signed a forest licence agreement with the Government of British Columbia to salvage up to 10.5 million cubic metres of mountain pine beetle-attacked timber for OSB production. The non-replaceable forest licence allows annual harvesting of 700,000 cubic metres from the Quesnel timber supply area for 15 years. Under the terms of the licence agreement, harvesting cannot take place until substantial completion of a new or expanded OSB facility. Ainsworth's intention is to construct a state-of-the-art OSB manufacturing facility in the Quesnel-Prince George region of B.C.'s central interior. A definitive construction schedule and final site location has yet to be determined.

SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

Management has made certain judgments and estimates that affect the reported amounts and other disclosures in our financial statements. The Company has not made any changes in accounting policies since December 31, 2005.

VALUATION OF INVENTORY. We closely monitor conditions that could impact valuation of inventories or otherwise impair our assets. Inventories of logs, OSB, specialty plywood, veneer and lumber products are valued at the lower of average cost and net realizable value. Net realizable value of logs is determined based on estimated OSB selling prices less estimated costs of conversion. We base our estimate of selling price on sales orders that exist at balance sheet reporting dates and management's estimate for forecasted sales prices based on supply, demand and industry trends. Prices fluctuate over time and it is probable that market values at the time of eventual sale will differ from our estimates.

LOSS CONTINGENCIES. Our estimates of loss contingencies for legal proceedings and product warranty claims are based on various judgments and assumptions regarding the potential resolution or disposition of the underlying claims and associated costs.

VALUATION OF LONG-LIVED ASSETS. On an annual basis, we review the long-lived assets held and used by us (primarily property, plant and equipment, construction in progress and timber and logging roads) for impairment. Where changes, events or circumstances indicate that the assets may be impaired, additional reviews are undertaken. Assessing the valuation of the affected assets requires us to make judgments, assumptions and estimates. In general, write-downs for impairment are recognized when the book values exceed our estimate of the undiscounted future net cash flows associated with the related assets. We reviewed the carrying value of our other capital assets, including construction in progress, at September 30, 2006.

AMORTIZATION. Amortization of property, plant and equipment is principally based on the units of production method where the cost of equipment is amortized over the estimated units that will be produced during a conservative estimate of its useful life.

GOODWILL. Goodwill and other intangible assets that are deemed to have an indefinite life are tested for impairment on an annual basis, and otherwise when indicators of impairment are determined to exist, by applying a fair value based test. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgments at many points during the analysis. In testing for potential impairment, the estimated fair value of the reporting unit, as determined based upon cash flow forecasts, is compared to the book value of the reporting unit. The key assumptions in estimating these cash flows include future production volumes and pricing of commodity products and future estimates of expenses to be incurred. Our assumptions regarding pricing are based upon the average pricing over the commodity cycle due to the inherent volatility of commodity product pricing. These prices are estimated from information gathered from industry research firms, research reports published by investment analysts and other published forecasts. Our estimates of expenses are based upon our long-range internal planning models and our expectation that we will continue to reduce product costs to offset inflationary impacts. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of assets in these circumstances, and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates of the related impairment charges, if any, are subject to substantial uncertainties and, as additional information becomes known, we may change our estimates significantly. We did not record an impairment of goodwill in 2006.

EMPLOYEE BENEFIT PLANS. Most of our Canadian employees and U.S. employees participate in defined benefit pension plans sponsored by the Company. We account for the consequences of our sponsorship of these plans in accordance with accounting principles generally accepted in Canada and the U.S., which require us to make actuarial assumptions that are used to calculate the related assets, liabilities and expenses recorded in our financial statements. While we believe we have a reasonable basis for these assumptions, which include assumptions regarding long-term rates of return on plan assets, life expectancies, rates of increase in salary levels, rates at which future values should be discounted to determine present values and other matters, the amounts of our pension related assets, liabilities and expenses recorded in our financial statements would differ if we used other assumptions.

REFORESTATION OBLIGATION. Timber is harvested under various licences issued by the Provinces of British Columbia and Alberta, which include future requirements for reforestation. The future estimated reforestation obligation is accrued and charged to earnings on the basis of the volume of timber cut. The estimates of reforestation obligation are based upon various judgments, assumptions. Both the precision and reliability of such estimates are subject to uncertainties and, as additional information becomes known, these estimates are subject to change.

FUTURE INCOME TAX ASSETS AND LIABILITIES. We record future income tax assets including the potential tax benefit of operating loss carry-forwards and future income tax liabilities. The amounts that we record for these assets and liabilities are based upon various judgments, assumptions and estimates, including judgments regarding the tax rates that will be applicable to the future income tax amounts, the likelihood that we will generate sufficient taxable income or gain to utilize future income tax assets. Due to the numerous variables associated with our judgments, assumptions and estimates relating to the valuation of our future income tax assets and liabilities, and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainties and, as additional information becomes known, we may change our estimates.

U.S. GAAP RECONCILIATION

Our consolidated financial statements have been prepared in accordance with Canadian GAAP. To the extent applicable to our consolidated financial statements, Canadian GAAP conforms in all material respects with U.S. GAAP, except as described below and in Note 26 to our annual consolidated financial statements.

- Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings as incurred.
- In 2006, we adopted the provisions of FASB Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans,* under which the Company recognizes the difference between the projected pension benefit obligation and the plan assets as a pension liability, which represents a higher liability than the accrued pension benefit asset and liability recognized under Canadian GAAP.
- Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income whereas under Canadian GAAP these amounts are presented as a separate component of shareholders' equity.
- Under Canadian GAAP, we recorded a foreign exchange loss in net income on the realization of a portion of the cumulative translation adjustment balance, related to the distribution of dividends from a self-sustaining foreign operation and the corresponding reduction in the net investment in the subsidiary. Under U.S. GAAP, this would only be done when there is a substantial reduction in the net investment.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

As part of the internal control design assessment performed in 2006, we identified certain weaknesses in our internal controls over financial reporting which were remediated in 2006. In 2006, we took the following steps to address the control weaknesses identified:

- issued a Whistleblower Policy, which clearly defined the reporting responsibilities and independence of the Whistleblower Officer;
- reviewed the access rights for users of our information systems to ensure that users had the appropriate access to each system; and
- ensured that only authorized signatories could authorize the disbursement of funds to third parties.

During the fourth quarter of 2006, together with our independent registered chartered accountants, we identified a control deficiency related to the recording of foreign exchange losses from the investment in our self-sustaining U.S. subsidiary resulting from controls over documentation of historical accounting positions. Net income, earnings per share and retained earnings in the second quarter of fiscal 2006 have been restated to reflect the reclassification of $2.4 million foreign exchange loss on long-term items from the cumulative translation adjustment account to other income.

Except as described in the foregoing paragraphs, no changes were made in our internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures are designed to provide reasonable, but not absolute assurance that all necessary information is reported to the CEO and CFO on a timely basis to ensure that the necessary decisions can be made regarding annual and interim financial statement disclosure.

An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was conducted by management as at December 31, 2006. After considering the matters discussed above under "Changes in Internal Control Over Financial Reporting," the CEO and CFO have concluded that the disclosure controls and procedures were effective.

Internal control over financial reporting is a process for providing reasonable assurance regarding the reliability of the financial reporting and preparation of our consolidated financial statements in accordance with Canadian and U.S. GAAP. However, because of inherent limitations in all control systems, absolute assurance cannot be provided that all misstatements have been detected. As at December 31, 2006, management completed an evaluation of the design of internal control over financial reporting. Based on that evaluation, the CEO and CFO have concluded that the design of internal control over financial reporting was effective.

For the year ending December 31, 2007, we expect to comply with S. 404 of the Sarbanes-Oxley Act, which requires a report on management's assessment of the effectiveness of internal controls over financial reporting. This report is expected to contain, among other matters, an assessment of the operating effectiveness of our internal controls over financial reporting. In 2007, further remediation efforts will likely be required in order to ensure operating effectiveness of our internal controls as at December 31, 2007. The process of designing and implementing an effective system of internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments.

CANADIAN GAAP DEVELOPMENTS

COMPREHENSIVE INCOME. Commencing with our 2007 fiscal year, the new recommendations of the CICA for accounting for comprehensive income (CICA Handbook Section 1530), for the recognition and measurement of financial instruments (CICA Handbook Section 3855) and for hedges (CICA Handbook Section 3865) will apply to us. The concept of comprehensive income for purposes of Canadian GAAP will be to include changes in shareholders' equity arising from unrealized changes in the values of financial instruments. Comprehensive income as prescribed by U.S. GAAP is largely aligned with comprehensive income as prescribed by Canadian GAAP.

ACCOUNTING CHANGES. Commencing with our 2007 fiscal year, the new recommendations of the CICA for accounting changes (CICA Handbook Section 1506) will apply us. This section is applicable to changes in accounting policy, changes in accounting estimates and corrections of prior period errors. We will apply this section as of January 1, 2007 as circumstances arise.

U.S. GAAP DEVELOPMENTS

The following standards will be effective for us on the dates indicated below. The implementation of these standards is not expected to have a material impact on our consolidated financial position and results of operations.

ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS. On February 16, 1006, FASB issued FASB Statement No. 155, *Accounting for Certain Hybrid Instruments – an amendment of FASB Statement No. 133 and 140* (FAS 155), which allows an entity to elect to measure certain hybrid financial instruments at fair value in their entirety, with changes in fair value recognized in earnings. The fair value election will eliminate the need to separately recognize certain derivatives embedded in hybrid financial instruments under FASB Statement No. 133, *Accounting for Derivative Instruments & Hedging Activities.*

ACCOUNTING FOR SERVICING FINANCIAL ASSETS. On March 17, 2006, FASB issued FASB Statement No. 156, *Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140 (FAS 156).* Under FAS 156, an entity is required to initially measure its servicing rights at fair value and can choose to subsequently amortize the initial fair value over the term of the servicing rights, or remeasure them at fair value through income. The ability to remeasure servicing rights at fair value through income will eliminate the accounting mismatch between the servicing rights and the related derivatives that would otherwise result in the absence of hedge accounting.

FRAMEWORK ON FAIR VALUE MEASUREMENT. On September 15, 2006, FASB issued FASB Statement No. 157, *Fair Value Measurements* (FAS 157), which establishes a framework for measuring fair value in GAAP, and is applicable to other accounting pronouncements where fair value is considered to be the relevant measurement attribute. FAS 157 also expands disclosures about fair value measurements.

GUIDANCE ON ACCOUNTING FOR INCOME TAXES. On July 13, 2006, FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109,* which provides additional guidance on how to recognize, measure, and disclose income tax benefits.

GUIDANCE FOR QUANTIFYING FINANCIAL STATEMENT MISSTATEMENTS. On September 13, 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* (SAB 108). SEC staff issued SAB 108 to address what they identified as diversity in practice whereby entities were using either ran income statement approach or a balance sheet approach, but not both, when evaluating whether an error is material to an entity's financial statements. SAB 108 requires that in quantifying and analyzing misstatements, both the income statement approach and the balance sheet approach should be used to evaluate the materiality of financial statement misstatements. This standard was adopted for the year ended December 31, 2006. There was no impact to the Company on adoption of SAB 108.

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders and Board of Directors of
Ainsworth Lumber Co. Ltd.

We have audited the consolidated balance sheets of Ainsworth Lumber Co. Ltd. as at December 31, 2006 and 2005 and the consolidated statements of operations and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Ainsworth Lumber Co. Ltd. as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion.

Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
February 27, 2007

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the change described in Note 26 to the financial statements. Our report to the Shareholders and Board of Directors, dated February 27, 2007, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
February 27, 2007

CONSOLIDATED BALANCE SHEETS

As at December 31 (Thousands of Canadian dollars)

	Note	2006	2005
ASSETS			
Current Assets			
Cash and cash equivalents	4	$ 74,312	$ 209,201
Short-term investments		35,864	—
Accounts receivable, net of allowance for doubtful accounts of $Nil (2005 – $Nil)		38,848	61,579
Inventories	5	95,515	108,530
Income taxes receivable		—	28,409
Prepaid expenses		13,869	14,762
Restricted cash	10	62,184	39,016
Timber licence deposits	15	—	5,998
Current portion of future income tax assets	17	1,697	—
		322,289	467,495
Capital Assets, Net	6	968,539	875,896
Intangible Assets	8	14,243	14,209
Other Assets	9	53,810	55,463
Future Income Tax Assets	17	42,348	—
Goodwill	2	102,970	102,970
		$ 1,504,199	$ 1,516,033
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Accounts payable and accrued liabilities		$ 58,763	$ 82,327
Income taxes payable		2,552	—
Current portion of future income tax liabilities	17	10,708	31,362
Current portion of long-term debt	12	10,523	—
		82,546	113,689
Accrued Pension Benefit Liability	20	6,034	3,031
Reforestation Obligation	11	4,621	4,348
Long-term Debt	12	1,027,595	859,540
Future Income Tax Liabilities	17	89,293	120,256
		1,210,089	1,100,864
Commitments and Guarantees	19		
Contingencies	21		
SHAREHOLDERS' EQUITY			
Capital stock	13	55,827	55,827
Cumulative translation adjustment	1(b)	(56,722)	(58,343)
Retained earnings		295,005	417,685
		294,110	415,169
		$ 1,504,199	$ 1,516,033

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

APPROVED BY THE BOARD:





Catherine Ainsworth
Director

Allen Ainsworth
Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

Years ended December 31 (Thousands of Canadian dollars, except per share data)

	Note	2006	2005	2004
Sales		**$ 827,118**	$ 1,248,231	$ 909,922
Costs and Expenses				
Costs of products sold (exclusive of amortization)		**749,980**	855,949	498,246
Selling and administration		**41,124**	30,777	31,014
Amortization of capital assets	6	**88,004**	103,907	53,852
Loss on disposal of capital assets		**2,549**	—	—
Write-down of capital assets	14	**55,290**	—	793
Production line closure	14	**5,915**	—	—
Write-down of timber deposits	15	**4,502**	—	—
		947,364	990,633	583,905
Operating (Loss) Earnings		**(120,246)**	257,598	326,017
Finance Expense	16			
Interest		**68,913**	64,914	40,723
Amortization of financing costs and fees		**5,399**	4,888	3,234
Loss on repurchase of long-term debt		**—**	1,485	106,198
		74,312	71,287	150,155
Other Income (Expense)		**8,886**	2,197	(3,351)
Foreign Exchange (Loss) Gain on Long-Term Debt		**(7,936)**	28,313	73,815
(Loss) Income Before Income Taxes		**(193,608)**	216,821	246,326
Income Tax (Recovery) Expense	17	**(85,577)**	63,667	71,244
Net (Loss) Income		**(108,031)**	153,154	175,082
Retained Earnings, Beginning of Year		**417,685**	278,742	118,563
Refundable Dividend Tax Recovery		**—**	438	—
Dividends Paid	18	**(14,649)**	(14,649)	(14,660)
Excess of Amount Paid on Purchase of Capital Stock over Stated Capital		**—**	—	(243)
Retained Earnings, End of Year		**$ 295,005**	$ 417,685	$ 278,742
Basic and diluted (loss) earnings per common share		**$ (7.37)**	$ 10.45	$ 11.98
Weighted average number of common shares outstanding		**14,649,140**	14,649,140	14,612,506

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31 (Thousands of Canadian dollars)

	Note	2006	2005	2004
Cash Flows from Operating Activities				
Net (loss) income		$ (108,031)	$ 153,154	$ 175,082
Items not affecting cash				
Amortization of capital assets	6	88,004	103,907	53,852
Amortization of financing costs and fees	16	5,399	4,888	3,234
Foreign exchange loss (gain) on long-term debt		7,936	(28,313)	(73,815)
Loss on repurchase of long-term debt		–	1,485	106,198
Write-down of capital assets	14	55,290	–	793
Loss on disposal of capital assets		2,549	245	25
Write-down of timber deposits	15	4,502	–	–
Change in non-current reforestation obligation		273	(122)	(332)
Future income taxes		(93,512)	71,600	(14,353)
Non-cash stock-based compensation		–	–	2,640
Adjustment to net accrued pension benefit asset		3,734	(7,278)	215
Utilization of investment tax credits		–	–	30,060
Realized currency translation adjustments	1(b)	4,400	–	–
Change in non-cash operating working capital	24	37,420	(137,718)	80,829
Cash provided by operating activities		7,964	161,848	364,428
Cash Flows from Financing Activities				
Proceeds from issue of long-term debt	12	171,588	–	996,387
Repayment of long-term debt		(2,321)	–	–
Repayment of capital lease obligations		(174)	(274)	(275)
Repurchase of long-term debt		–	(31,067)	(451,305)
Dividends paid	18	(14,649)	(14,649)	(14,660)
Refundable dividend tax recovery		–	438	–
Financing costs and fees		(6,011)	–	(26,214)
Repurchase of capital stock		–	–	(284)
Cash provided by (used in) financing activities		148,433	(45,552)	503,649
Cash Flows from Investing Activities				
Short-term investments		(35,864)	–	–
Restricted cash		(23,168)	(32,455)	(6,561)
Additions to capital assets		(228,255)	(57,275)	(17,987)
Increase in other assets		(4,255)	(9,883)	(1,555)
Proceeds on disposal of capital assets		154	27	40
Acquisition of intangible assets	8	–	(7,546)	–
Timber licence deposits	15	–	(5,998)	–
Investment in Minnesota OSB Facilities	3	–	–	(584,847)
Investment in Voyageur Panel Limited, net of cash acquired	2	–	–	(245,158)
Cash used in investing activities		(291,388)	(113,130)	(856,068)
Effect of foreign exchange rate changes on cash and cash equivalents		102	(28)	–
Net Cash (Outflow) Inflow		(134,889)	3,138	12,009
Cash and Cash Equivalents, Beginning of Year		209,201	206,063	194,054
Cash and Cash Equivalents, End of Year		$ 74,312	$ 209,201	$ 206,063
Supplemental Information				
Taxes paid		$ 4,142	$ 61,484	$ 16,443
Interest paid		$ 70,482	$ 64,986	$ 138,351

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31 (Figures in tables are in thousands of Canadian dollars unless indicated otherwise)

1. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been reported in Canadian dollars in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Canadian GAAP differs in certain respects from accounting principles generally accepted in the United States ("U.S. GAAP") as explained in Note 26.

The significant accounting policies are:

(a) Basis of consolidation
These consolidated financial statements include the accounts of Ainsworth Lumber Co. Ltd. (the "Company") and all of its wholly-owned subsidiaries and partnerships which include Ainsworth Engineered Corp., Ainsworth Engineered (USA), LLC, Ainsworth Corp., Ainsworth Engineered New York, Inc. (formerly Chatham Forest Products, Inc.), and Ainsworth Engineered Canada Limited Partnership.

The Company accounts for its 50% interest in the High Level Project (Note 7) on a proportionate consolidation basis.

(b) Foreign currency translation
The monetary assets and liabilities of the Company which are denominated in foreign currencies are translated at the year end exchange rates. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. All exchange gains or losses are recognized currently in earnings except those relating to the translation of self-sustaining foreign operations.

The operations of Ainsworth Engineered (USA), LLC are considered to be a self-sustaining foreign operation and the financial statements are translated using the current rate method. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date and revenue and expense items are translated at average exchange rates prevailing during the year. Unrealized translation gains and losses are deferred and included within the cumulative translation adjustment as a separate component of shareholders' equity. For the year ended December 31, 2006, the Company recorded an unrealized translation loss of $2.8 million (2005: $24.1 million) resulting from the strengthening of the U.S. dollar relative to the Canadian dollar. The Company also realized $4.4 million (2005: $Nil) of the cumulative translation adjustment losses due to a reduction in the net investment in the self-sustaining foreign subsidiary.

(c) Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and other disclosures in these consolidated financial statements. Actual results may differ from these estimates.

The significant areas requiring management estimates include valuation of inventory, loss contingencies, valuation of long-lived assets, amortization, goodwill, reforestation obligations, employee benefit plans and future income tax assets and liabilities.

(d) Cash and cash equivalents
Cash and cash equivalents generally consist of cash balances with banks and investments in high grade commercial paper and bank notes with original maturities of less than three months at the time of purchase.

(e) Short-term investments
Short-term investments consist of investments in high grade commercial paper with market values closely approximating book values and original maturities between three and twelve months at the time of purchase.

(f) Inventories
Logs and panel products are valued at the lower of average cost and net realizable value. Materials and supplies are valued at the lower of average cost and replacement cost.

(g) Capital assets

Property, plant and equipment are stated at cost, including interest incurred for major projects during the period of construction, and start-up costs. The cost of renewals and betterments that extend the useful life of the property, plant and equipment are also capitalized. The costs of repairs and replacements are charged to expense as incurred. Oriented strand board ("OSB") facilities are amortized on the units-of-production method based on the estimated useful life of the assets at normal production levels over 15 years. Other panel product mills and other assets are amortized on the declining balance basis at annual rates based on the estimated useful lives of the assets as follows:

Asset	Rate
Buildings	5%
Machinery and equipment	12 - 20%
Office equipment	15%

Assets under capital leases are amortized on a straight line basis over the term of the lease. Timber rights and logging roads are stated at cost and are amortized on the basis of the volume of timber cut. The Company reviews the useful lives and the carrying values of its capital assets at least annually or more frequently if events or changes in circumstances indicate that the assets might be impaired, by reference to estimated future operating results and undiscounted net cash flows. If the undiscounted future cash flows expected to result from the use and eventual disposition of an asset are less than their carrying amount, the assets are considered to be impaired. An impairment loss is measured at the amount by which the carrying amount of the assets exceeds their fair value, which is estimated as the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset.

(h) Intangible assets

Intangible assets, as described in Note 8, are recorded at cost. The assets have an indefinite life and are not subject to amortization. The assets are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired, by comparing the fair value of the intangible assets with their carrying amount. When the carrying amount of the intangible assets exceeds their fair value, an impairment loss will be recognized in an amount equal to the excess.

(i) Goodwill

Goodwill represents the excess cost of an investment over the fair value of the net identifiable assets acquired. Goodwill is not amortized and is subject to an annual assessment for impairment primarily by applying a fair value based test at the reporting unit level. The fair value of the reporting unit is estimated using the expected present value of future discounted cash flows. The Company also considers projected future operating results, trends and other circumstances in making such evaluations. An impairment loss would be recognized to the extent the carrying amount of goodwill exceeds the fair value of goodwill.

(j) Financing and debt discount costs

Costs relating to long-term debt are deferred and amortized on the straight-line basis over the term of the related debt. This approximates the effective interest rate method.

(k) Reforestation obligation

Timber is harvested under various licences issued by the Provinces of British Columbia and Alberta, which include future requirements for reforestation. The future estimated reforestation obligation is accrued and charged to earnings on the basis of the volume of timber cut.

(l) Revenue recognition

Revenue is recognized when the risks and rewards of ownership pass to the purchaser. The following criteria are used to determine that title has passed: (1) the goods are shipped; (2) the price to the buyer is fixed or determinable; and (3) the collection is reasonably assured.

(m) Income taxes

Income taxes are accounted for using the asset and liability method. Future income taxes reflect the tax effect, using substantively enacted tax rates, of differences between the financial statement carrying amount and their respective tax bases of assets and liabilities and the anticipated benefit of losses carried forward for income tax purposes.

The Company's research and development activities may be eligible to earn Investment Tax Credits. When there is reasonable assurance that the Investment Tax Credits will be received, they are accounted for using the cost reduction method whereby such credits are deducted from the expenditures or assets to which they relate.

(n) Earnings per share

Basic earnings per share is calculated by dividing net income by the weighted average number of voting common shares outstanding during the year. Diluted earnings per share is based on the weighted average number of voting common shares and exchangeable shares and stock options outstanding at the beginning of or granted during the year, calculated using the treasury stock method.

(o) Employee Benefit Plans

The Company has two defined benefit plans providing pension benefits to its British Columbia salaried employees and employees of the Minnesota OSB facilities. The Company accrues the costs and related obligations for the defined benefit plans using the projected benefit actuarial method prorated based on service and management's best estimates of expected plan investment performance, salary escalation, and other relevant factors. The difference between costs of employee benefits charged against earnings and the Company's contributions to the plans, which are made in accordance with actuarial recommendations and pension commission regulations, is included in accrued pension benefit asset on the balance sheet. In determining pension expense, the unrecognized pension surplus or liability, adjustments arising from changes in actuarial assumptions, and the excess of net actuarial gains or losses over 10% of the greater of the benefit obligation and the market value of the plan assets is amortized on a straight-line basis over the expected average remaining service life of the employee group. The plan assets are valued at market values.

(p) Canadian GAAP developments

(i) COMPREHENSIVE INCOME. Commencing with the Company's 2007 fiscal year, the new recommendations of the CICA for accounting for comprehensive income (CICA Handbook Section 1530), for the recognition and measurement of financial instruments (CICA Handbook Section 3855) and for hedges (CICA Handbook Section 3865) will apply to the Company. The concept of comprehensive income for purposes of Canadian GAAP will be to include changes in shareholders' equity arising from unrealized changes in the values of financial instruments. Comprehensive income as prescribed by U.S. GAAP is largely aligned with comprehensive income as prescribed by Canadian GAAP.

(ii) ACCOUNTING CHANGES. Commencing with the Company's 2007 fiscal year, the new recommendations of the CICA for accounting changes (CICA Handbook Section 1506) will apply to the Company. This section is applicable to changes in accounting policy, changes in accounting estimates and corrections of prior period errors. The Company will apply this section as of January 1, 2007 as circumstances arise.

2. ACQUISITION OF VOYAGEUR PANEL LIMITED

On May 19, 2004, the Company completed the acquisition of 100% of the voting shares of Voyageur Panel Limited ("Voyageur") for a purchase price of $284.5 million (U.S.$206.7 million) paid in cash plus additional consideration, based on realization of oriented strand board sales prices and volumes at Voyageur between closing the transaction and December 31, 2004. As at December 31, 2004, this amount was estimated at $11.8 million (for a total purchase price of $296.3 million). The actual consideration paid on the final settlement in 2005 was $11.3 million, with the difference reflected as an adjustment to goodwill in 2005.

The acquisition of Voyageur has been accounted for using the purchase method, and the operating results are included in the consolidated statement of operations from the date of the acquisition. The amounts allocated to specific identifiable tangible and intangible assets and liabilities at May 19, 2004 are as follows:

Current assets (including cash of $51,142)	$ 76,937
Other assets	1,170
Capital assets	166,084
Total identifiable assets acquired	244,191
Current liabilities	9,470
Future income taxes	41,905
Other long-term liabilities	32
Total liabilities acquired	51,407
Net identifiable assets acquired	192,784
Goodwill	103,516
Total purchase price	$ 296,300

Pro forma financial summary (unaudited)

The following pro forma financial summary is presented as if the acquisition of Voyageur and the Minnesota OSB facilities (Note 3) was completed as of January 1, 2004. The pro forma combined results are not necessarily indicative of the actual results that would have occurred had the acquisition been consummated on those dates, or of the future operations of the combined entities.

	Year Ended December 31, 2004
Total revenues	$ 1,416,153
Net income	297,321
Basic and diluted earnings per common share	20.35

3. ACQUISITION OF THE MINNESOTA OSB FACILITIES

On September 22, 2004, the Company acquired from Potlatch Corporation the assets and certain related working capital associated with three OSB manufacturing facilities (the "Minnesota OSB facilities") located in the northern Minnesota towns of Bemidji, Cook and Grand Rapids at a purchase price of approximately $584.8 million (U.S.$455.5 million).

The acquisition of the Minnesota OSB facilities has been accounted for using the purchase method, and the operating results are included in the consolidated statement of operations from the date of the acquisition. The amounts allocated to specific identifiable assets and liabilities at September 22, 2004 are as follows.

Net Assets acquired:	
Current assets	$ 48,127
Capital assets	536,720
Total identifiable assets acquired	584,847
Total liabilities acquired	—
Total purchase price	$ 584,847

4. CASH AND CASH EQUIVALENTS

	2006	2005
Cash	$ 64,226	$ 130,209
Commercial paper	10,086	78,992
	$ 74,312	$ 209,201

5. INVENTORIES

	2006	2005
Logs	$ 36,120	$ 52,001
Panel products	23,493	20,652
Materials and supplies	35,902	35,877
	$ 95,515	$ 108,530

6. CAPITAL ASSETS

	Note	2006		
		Cost	Accumulated Amortization	Net Book Value
Property, plant and equipment				
Panel product mills		$ 1,163,165	$ 476,092	$ 687,073
Land		10,146	—	10,146
Asset under capital lease	12	11,499	153	11,346
Other		26,652	20,490	6,162
Construction in progress		232,926	—	232,926
		1,444,388	496,735	947,653
Timber and logging roads				
Timber rights and development costs		27,155	10,671	16,484
Logging roads		15,623	11,221	4,402
		42,778	21,892	20,886
		$ 1,487,166	$ 518,627	$ 968,539

	2005		
	Cost	Accumulated Amortization	Net Book Value
Property, plant and equipment			
Panel product mills	$ 1,209,193	$ 414,059	$ 795,134
Land	10,130	—	10,130
Other	23,336	18,751	4,585
Construction in progress	44,285	—	44,285
	1,286,944	432,810	854,134
Timber and logging roads			
Timber rights and development costs	27,643	9,626	18,017
Logging roads	14,090	10,345	3,745
	41,733	19,971	21,762
	$ 1,328,677	$ 452,781	$ 875,896

	2006	2005	2004
Amortization expense for the year			
Property, plant and equipment	$ 85,554	$ 100,364	$ 51,853
Asset under capital lease	153	—	—
Timber and logging roads	2,297	3,543	1,729
	$ 88,004	$ 103,907	$ 53,582

In 2006 the write-down of capital assets was $55.3 million (2005: $Nil; 2004: $0.8 million)(Note 14).

In 2005 the Company was successful in securing sufficient additional long-term timber tenure and began the expansion of the Grande Prairie facility (Note 19). In 2006 the Company capitalized interest of $1.5 million (2005: $Nil) directly attributable to the expansion.

7. THE HIGH LEVEL PROJECT

The Company jointly operates an OSB facility in High Level, Alberta. The Company's proportionate (50%) share of major assets, including plant and equipment, is held by a bare trustee corporation, on behalf of the Company, together with the 50% interest of a co-venturer in such assets. The agreement contains buy-sell provisions, which provide that if one co-venturer offers to buy the other party's interest, the party in receipt of such offer must either accept the offer or purchase the interest owned by the offering co-venturer at the same price and on the same conditions.

Once the OSB production process at the High Level facility is complete, the production is allocated to the respective venturers at cost. Each respective venturer then sells its respective production to third parties. The venture does not generate revenue or net income and as a result the Company's proportionate share of operating, financing, and investing cash flows are not discussed.

The following is a summary of the Company's proportionate interest in the financial position of the High Level Project, which is included in these consolidated financial statements:

	2006	2005
Assets		
Accounts receivable	$ 3,766	$ 3,600
Inventories	10,062	11,117
Prepaid expenses	605	341
Capital assets	110,795	118,529
Liabilities		
Excess of cheques issued over cash in bank	1,657	3,655
Accounts payable and accrued liabilities	3,956	1,228

By agreement between the Company and its co-venturer, if the co-venturer does not pay its share of accounts payable and accrued liabilities, the Company may pay such amounts and recover them from the co-venturer's share of production. The co-venturer's share of accounts payable and accrued liabilities amounted to $4.0 million as at December 31, 2006 (2005: $1.2 million).

8. INTANGIBLE ASSETS

On September 2, 2005, the Company completed the acquisition of 100% of the voting shares of Chatham Forest Products, Inc. ("Chatham") for a purchase price of $9.1 million (U.S.$7.8 million). Of the total amount U.S.$6.1 million was paid in cash at closing. A payment of U.S.$0.9 million will be made on March 2, 2007 and the remainder of U.S.$0.8 million will be paid at the earliest of "first board" commercial production and September 2, 2008.

The acquisition of Chatham, which has had no operations, has been accounted for using the purchase method. The total acquisition costs have been allocated to specific identifiable intangible assets, consisting of an air emissions permit, an option to acquire property, access to tax incentives, and future income tax liabilities. These intangible assets have an indefinite life.

	2006	2005
Intangible assets	$ 14,243	$ 14,209
Future income tax liabilities	5,184	5,150
Purchase price	$ 9,059	$ 9,059

9. OTHER ASSETS

	Note	2006	2005
Advances and deposits		$ 16,661	$ 19,572
Accrued pension benefit asset	20	13,398	14,250
Financing costs		23,751	21,641
		$ 53,810	$ 55,463

10. CREDIT FACILITIES AND RESTRICTED CASH

The Company has a five-year $100.0 million revolving credit facility, bearing interest at the bank's prime rate, subject to availability under the terms of the facility. Security is provided by interest in the Company's accounts receivable and inventory. At December 31, 2006, the prime rate was 6.0% and this facility was unutilized (2005: prime rate was 5.0% and this facility was unutilized).

As at December 31, 2006, the Company had outstanding letters of credit of $29.7 million (2005: $39.0 million) to support the Company's ongoing business operations. Under the terms of the commercial letters of credit facility, $29.7 million (2005: $39.0 million) in cash is held in a separate account as collateral for the letters of credit outstanding, which has been classified as restricted cash. The total credit available to the Company under this agreement is $50.0 million.

At December 31, 2006 an additional $32.5 million (2005: $Nil) in restricted cash relates to unutilized loan proceeds from a loan with Merrill Lynch Capital Canada Inc. (Note 12).

The Company had an unutilized U.S.$2.5 million foreign exchange and future contract credit facility at December 31, 2006, secured by cash collateral.

11. REFORESTATION OBLIGATION

	2006	2005
Balance, beginning of year	$ 5,506	$ 5,628
Expense	1,993	1,639
	7,499	7,267
Paid during the year	(1,473)	(1,761)
Balance, end of year	$ 6,026	$ 5,506
Current portion, included in accounts payable and accrued liabilities	$ 1,405	$ 1,158
Long-term	$ 4,621	$ 4,348

12. LONG-TERM DEBT

The Company's long-term debt is guaranteed by its 100% owned subsidiaries, Ainsworth Engineered (USA), LLC, Ainsworth Engineered Corp., Ainsworth Corp. and Ainsworth Engineered Canada Limited Partnership (Note 27). The details of the outstanding long-term debt at December 31, 2006 and 2005 are as follows:

	Note	2006	2005
U.S.$275,000 (2005: U.S.$275,000) Senior Unsecured Notes due October 1, 2012 with interest payable semi-annually at 7.25% per annum		$ 320,485	$ 319,825
U.S.$210,000 (2005: U.S.$210,000) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum		244,734	244,230
U.S.$153,540 (2005: U.S.$153,540) Senior Unsecured Notes due October 1, 2010 with interest payable quarterly at LIBOR plus 3.75% per annum		178,936	178,567
U.S.$110,000 (2005: U.S.$110,000) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum		128,194	127,930
U.S.$75,000 (2005: U.S.$Nil) Senior Unsecured Notes due April 1, 2013 with interest payable quarterly at LIBOR plus 4.00% per annum		87,405	—
U.S.$51,750 (2005: U.S.$Nil) equipment financing loan due October 1, 2011 with principal and interest payable monthly at LIBOR plus 2.90% per annum		60,309	—
€10,215 (2005: €Nil) equipment financing loan due December 20, 2016 with interest payable semi-annually at EURIBOR plus 0.65% per annum		15,700	—
U.S.$10,208 (2005: U.S.$Nil) capital lease obligation maturing May 29, 2025 with interest at 6.81% per annum	19	11,816	—
U.S.$1,351 (2005: U.S.$1,351) Senior Unsecured Notes due July 15, 2007 with interest payable semi-annually at 12.5% per annum		1,574	1,571
		1,049,153	872,123
Unamortized deferred debt discount		(11,035)	(12,583)
		1,038,118	859,540
Current portion		(10,523)	—
		$ 1,027,595	$ 859,540

On February 17, 2006 the Company received the required consents from the holders of its U.S.$210 million aggregate principal amount of 6.750% Senior Notes due March 15, 2014, and of its U.S.$110 million aggregate principal amount of 6.750% Senior Notes due March 15, 2014 to amend the indentures governing the Notes. The amendments conform the limitation on liens covenant in the indentures relating to the Notes with the limitation in the indenture relating to the Company's 7¼% Senior Notes due October 1, 2012 and Senior Floating Rate Notes due October 1, 2010.

On April 11, 2006 the Company entered into a purchase agreement with Deutsche Bank Securities Inc. in connection with the private placement of $85.5 million (U.S.$75.0 million) aggregate principal amount of new Senior Unsecured Notes. The notes mature on April 1, 2013 and bear interest at a rate per annum, reset quarterly, equal to LIBOR plus 4%. Interest on the notes is payable quarterly beginning on June 30, 2006. The net proceeds of the offering will partially finance the construction of a second production line at the Grande Prairie, Alberta facility. The closing of the offering of the notes occurred on April 18, 2006.

On September 7, 2006 the Company entered into a loan agreement with Deutsche Bank Luxembourg S.A. to finance pressing and forming equipment which will be purchased as part of the Grande Prairie, Alberta expansion. The total unsecured loan available is $29.9 million (€19.5 million). As of December 31, 2006, $15.7 million (€10.2 million) was disbursed under this loan agreement, with the remainder to be disbursed as progress reports are submitted to the lender. Interest is payable semi-annually starting March 29, 2007 at an interest rate of EURIBOR plus 0.65%. The loan will be repayable in 17 equal semi-annual installments starting at the earlier of six months after the pressing and forming equipment is ready for operation and June 20, 2008. Under the terms of the loan agreement, the Company has the option to convert the loan to Canadian dollars after the pressing and forming equipment is deemed ready for operation. The Company may also request a fixed rate of interest after principal repayment begins.

On September 19, 2006 the Company sold an aircraft to GE Canada Leasing Services Company at fair market value and subsequently entered into a capital lease agreement for the aircraft. The lease matures on May 29, 2025 with an interest rate of 6.81%.

On September 29, 2006 the Company entered into a $60.1 million (U.S.$53.8 million) credit agreement with Merrill Lynch Capital Canada Inc. to finance equipment purchases for the Grande Prairie, Alberta expansion. The loan bears interest at LIBOR plus 2.90%, payable monthly. Monthly principal repayments begin on November 1, 2006, with the final monthly payment and a balloon payment due October 1, 2011. The loan is secured by capital assets purchased under the loan proceeds. Loan proceeds are classified as restricted cash until they are applied against capital asset purchases. As at December 31, 2006 restricted cash relating to this agreement was $32.5 million (Note 10).

Anticipated requirements to meet long-term debt repayments, including capital lease obligations, during each of the five years ending December 31 are as follows:

2007	$ 10,523
2008	11,602
2009	11,627
2010	190,590
2011	25,781

13. CAPITAL STOCK

(a) The Company's authorized share capital is as follows:

(i) 100,000,000 Common Shares without par value;

(ii) 1,500,000 Class B non-voting common shares without par value, of which 350,000 are designed Series 1, 180,000 are designed Series 2 and 187,500 are designed Series 3. 717,500 Class B common shares have been designated for an employee participation share plan. The designated Class B common shares are convertible into the number of common shares equivalent to the ratio of a) the greater of future appreciation in market value of the common shares from the date the Board of Directors of the Company resolve to issue the Class B common shares and the issue price of the Class B common shares, divided by b) the market value of the common shares when the conversion and completion of vesting occurs on the fifth anniversary of issuance of the Class B common shares. Vesting occurs equally upon the third, fourth and fifth anniversaries; and

(iii) 100,000,000 preferred shares without par value, of which 300,000 have been designated Series 1, 4,000,000 have been designated Series 2 and 5,000,000 have been designated Series 3. The Series 1 preferred shares are non-voting, redeemable at the issue price of $10 and are entitled to a 6% non-cumulative dividend. The Series 2 preferred shares are non-voting with a cumulative dividend rate equal to 72% of bank prime rate and are redeemable by the Company at any time or retractable by the holder any time after five years from the date of issue. The Series 3 preferred shares are non-voting, redeemable, retractable, and are entitled to a non-cumulative dividend as may be declared from time to time. As at December 31, 2006, the Company had 100,000 Series 3 preferred shares outstanding which were held by a subsidiary and are eliminated on consolidation in these consolidated financial statements.

(b) The Company's issued share capital is as follows:

	Common Shares	
	Shares	Amount
Balance at December 31, 2005	14,649,140	$ 55,827
Balance at December 31, 2006	14,649,140	$ 55,827

On October 24, 2005, the Company commenced a normal course issuer bid to purchase up to 732,457 common shares, representing 5% of the Company's 14,649,140 currently issued and outstanding common shares. The issuer bid expired on October 23, 2006 with no shares repurchased under this bid in 2005 or 2006.

14. PRODUCTION LINE CLOSURE

On August 30, 2006, the Company permanently closed one of the production lines at its Bemidji, Minnesota OSB facility. The capital assets associated with this production line, including panel product equipment and construction in progress, were decommissioned as of the time of the closure announcement. A write-down of $55.3 million was recorded, representing the net book value of the capital assets attributable to the closed production line net of estimated salvage value.

The closure resulted in the elimination of approximately 110 positions. The Company provided the affected employees with 60-days pay in lieu of notice, severance pay, employment transition counseling and associated benefits. The total estimated expenses, all of which were recorded in the year ended December 31, 2006, associated with the production line closure are as follows:

Severance pay	$ 2,530
Pension	1,469
Pay in lieu of notice	1,203
Write off of capital spare parts	698
Other	15
	$ 5,915

Liabilities associated with the production line closure in 2006 are as follows:

	Amount Expensed	Cash Paid	December 31, 2006
Severance	$ 2,530	$ (2,100)	$ 430
Pension	1,469	—	1,469
Pay in lieu	1,203	(1,203)	—
Other	15	(15)	—
	$ 5,217	$ (3,318)	$ 1,899

Severance is expected to be paid by the end of the first quarter of 2007 while the pension accrual will be paid pursuant to the terms of the Minnesota defined benefit pension plan.

15. TIMBER LICENCE DEPOSITS

The Company signed a timber licence with the Government of British Columbia to harvest timber damaged by pine beetles in the Quesnel, British Columbia region. Refundable deposits of $2.4 million made as part of the timber licence bid process were reclassified to other assets and a further $1.2 million paid for the timber licence was reclassified to capital assets.

The Company declined a timber licence offered by the Government of British Columbia to harvest timber damaged by pine beetles in the Prince George, British Columbia region. In doing so, the Company forfeited $2.4 million in deposits made as part of the timber licence bid process which was expensed in operations.

The Company also canceled a timber harvest agreement in northern Alberta, forfeiting $2.1 million in contract deposits which was expensed to operations.

16. FINANCE EXPENSE

	2006	2005	2004
Current debt	$ —	$ —	$ 746
Loss on repurchase of long-term debt	—	1,485	106,198
Long-term debt	**74,312**	69,802	43,211
	$ 74,312	$ 71,287	$ 150,155

Finance expense and fees on long-term debt include the amortization of prepaid financing costs, amortization of debt discounts, and amortization of consent and commitment fees as follows:

	2006	2005	2004
Amortization of financing costs	$ 3,531	$ 3,329	$ 1,869
Amortization of debt discounts	1,549	1,549	1,108
Amortization of consent and commitment fees	319	10	257
	$ 5,399	$ 4,888	$ 3,234

17. INCOME TAXES

Reconciliation of the Company's effective income tax rate to the Canadian statutory tax rate is as follows:

	2006	%	2005	%	2004	%
Income tax (recovery) expense at statutory rate	$ (65,053)	33.6	$ 75,605	34.9	$ 86,953	35.3
Large corporation tax	722	(0.4)	1,572	0.7	—	—
Non-taxable foreign exchange loss (gain) on long-term debt	1,730	(0.9)	(4,936)	(2.3)	(12,996)	(5.3)
Reduction in statutory income tax rates	(9,615)	5.0	(2,652)	(1.2)	(700)	(0.3)
Rate differentials between jurisdictions	(3,130)	1.6	1,361	0.6	(3,033)	(1.3)
Subsidiary income not taxable	(10,394)	5.4	(13,213)	(6.1)	—	—
Other non deductible items	163	(0.1)	5,930	2.7	1,020	0.4
Tax (recovery) expense	$ (85,577)	44.2	$ 63,667	29.3	$ 71,244	28.8
Comprised of:						
Current taxes	$ 6,394		$ (10,788)		$ 85,597	
Future income taxes	(91,971)		74,455		(14,353)	
	$ (85,577)		$ 63,667		$ 71,244	

Temporary timing differences and tax loss carryforwards which give rise to the net future income tax liability are as follows:

	2006	2005
Future income tax assets (liabilities)		
Eligible capital expenditures	$ 2,603	$ 2,995
Accruals not currently deductible	3,430	2,060
Loss on repurchase of long-term debt	4,540	13,193
Investment tax credits	2,879	1,671
Tax loss carryforwards	55,816	56,938
Depreciable capital assets	(83,529)	(110,051)
Deferred pension costs	(3,663)	(4,837)
Foreign exchange gain on long-term debt	(14,665)	(18,237)
Financing costs	(1,924)	(1,706)
Research and development costs	(5,168)	(5,171)
Income currently not subject to tax	(16,275)	(88,473)
Future income tax liability, net	$ (55,956)	$ (151,618)
Distributed as follows:		
Current portion of future income tax assets	$ 1,697	$ —
Current portion of future income tax liabilities	(10,708)	(31,362)
Long-term future income tax assets	42,348	—
Long-term future income tax liabilities	(89,293)	(120,256)
	$ (55,956)	$ (151,618)

The Company has recognized capital tax loss carryforwards of $2.4 million (2005: $Nil), and non-capital tax loss carryforwards, of approximately $150.6 million (2005: $165.3 million), which expire as follows:

	Canada	United States
2012	$ 2,763	$ —
2025	—	31,052
2026	—	116,823
	$ 2,763	$ 147,875

18. DIVIDENDS PAID

During 2006, the Company declared and paid a cash dividend of $1.00 (2005: $1.00; 2004: $Nil) per common share to holders of record of common shares.

19. COMMITMENTS AND GUARANTEES

The Company is committed to operating lease payments in respect of premises and equipment and capital lease payments in respect of an aircraft as follows:

	Operating Leases	Capital Lease
2007	$ 2,764	$ 1,128
2008	1,964	1,128
2009	898	1,128
2010	191	1,127
2011	24	1,127
Total minimum lease payments	$ 5,841	$ 5,638
Imputed interest (6.81%)		(3,721)
Capital lease obligation		$ 1,917

Rent expense was $5,271 in 2006 (2005: $4,889; 2004: $4,823).

As part of the Grande Prairie expansion project (Note 6), the Company has entered into agreements to purchase machinery, equipment, engineering and management support services totaling approximately $27.9 million (2005: $150.0 million). The terms of the contracts are varied and extend to 2007.

The Company has long-term purchase contracts with annual minimum volume commitments. All contracts are at market prices and on normal business terms.

The Company is a party to contracts in which it agrees to indemnify third parties for product liabilities that arise out of or relate to sales contracts. The Company cannot estimate the potential amount of future payments under these agreements until events arise that would trigger the liability.

20. PENSION PLANS

The Company maintains two defined benefit pension plans for certain salaried and certain hourly employees in British Columbia and Minnesota.

The Company measures its accrued benefit obligations and the fair value of plan assets of its defined benefit pension plans for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the British Columbia pension plan for funding purposes was as of December 31, 2003, and the next required valuation will be as of December 31, 2006. The most recent actuarial valuation of the Minnesota pension plan was as of January 1, 2006.

The Company also participates in a multi-employer defined contribution pension plan for hourly employees who are subject to a collective bargaining agreement and sponsors a Group Registered Retirement Savings Plan (RRSP) at two of its operations. The Company contributed $1,474 to the multi-employer pension plan (2005: $2,560; 2004: $2,325) and made Group RRSP contributions of $1,144 for 2006 (2005: $1,068; 2004: $1,414).

Information about the Company's defined benefit pension plans is as follows:

	Note	2006	2005	2004
Plan Assets				
Fair value at beginning of year		$ 42,587	$ 30,175	$ 26,900
Return on plan assets		2,955	2,353	1,926
Employer contributions		5,006	12,987	3,357
Benefits paid		(2,358)	(4,330)	(2,130)
Experience gain		1,994	1,402	122
Fair value at end of year		50,184	42,587	30,175
Accrued Benefit Obligation				
Balance at beginning of year		66,173	50,102	33,659
Current service cost		5,315	4,015	2,221
Interest cost		3,379	2,948	2,549
Benefits paid		(2,358)	(4,330)	(2,130)
Plan improvement cost		—	—	2,057
Minnesota OSB facilities plan acquisition		353	3,861	7,329
Plan curtailment		(1,747)	—	—
Adjustment to discount rate and foreign exchange		36	7,261	2,967
Actuarial (gain) loss		(336)	2,316	1,450
Balance at end of year		70,815	66,173	50,102
Net Deficit, End of Year		$ (20,631)	$ (23,586)	$ (19,927)
Accrued Pension Benefit Asset is Comprised of:				
Funded status – plan deficit		$ (20,631)	$ (23,586)	$ (19,927)
Unamortized net actuarial loss		18,907	23,939	16,186
Unamortized transitional obligation		(1,552)	(1,725)	(1,897)
Unamortized past service cost		10,640	12,591	9,579
Net accrued pension benefit asset		$ 7,364	$ 11,219	$ 3,941
Comprised of:				
Accrued pension benefit asset	9	$ 13,398	$ 14,250	$ 4,862
Accrued pension benefit liability		(6,034)	(3,031)	(921)
		$ 7,364	$ 11,219	$ 3,941
Pension Expense is Comprised of:				
Accrual for current services		$ 5,315	$ 4,015	$ 2,221
Interest on accrued benefits		3,379	2,948	2,549
Interest on pension fund assets		(3,038)	(2,362)	(1,926)
Amortization amounts:				
Unfunded surplus		(173)	(173)	(173)
Past service costs		856	617	318
Gain on settlement		1,044	695	584
		$ 7,383	$ 5,740	$ 3,573
Plan Assets				
Cash		$ 59	$ 1,177	$ 64
Canadian short term investments		1,519	2,015	—
Canadian bonds and debentures		15,338	14,712	15,352
Canadian common shares		15,032	13,080	8,728
Canadian pooled equity funds		911	827	—
Global bonds and debentures		224	224	—
Global pooled equity funds		7,259	4,680	3,349
U.S. common shares		6,139	4,964	2,682
U.S. pooled equity funds		3,703	908	—
		$ 50,184	$ 42,587	$ 30,175

The significant weighted-average actuarial assumptions adopted in measuring the Company's accrued benefit obligations and benefit costs as at December 31 included the following:

	2006	2005	2004
Discount rate on accrued benefit obligation	**5.0%**	5.0%	6.0%
Discount rate on benefit costs	**5.0%**	6.0%	6.5%
Expected long-term rate of return on plan assets	**7.0%**	7.0%	7.0%
Rate of compensation increase	**4.0%**	4.0%	4.0%

Total cash payments for employee future benefits for 2006, consisting of cash contributed by the Company to its defined benefit pension plans and cash payments directly to beneficiaries, was $6,138 (2005: $16,186; 2004: $5,486).

Plan Investment Strategies and Policies

The Company's primary goal for the defined benefit plans is the preservation and enhancement of the value of the assets through the prudent diversification of high quality investments and asset classes. A secondary goal of the Company is to maximize the long-term rate of return of the defined benefit plans' assets within a level of risk acceptable to the Company.

RISK MANAGEMENT: The Company considers absolute risk (the risk of contribution increases, inadequate plan surplus and unfunded obligations) to be more important than relative return risk. Accordingly, the defined benefit plans' designs, the nature and maturity of defined benefit obligations and characteristics of the plans' memberships significantly influence investment strategies and policies. The Company manages risk through specifying allowable and prohibited investment types, setting diversification strategies and determining target asset allocations. For example, the minimum quality rating of any holding in the bond section shall be BBB and the aggregate holding of BBB grade bonds shall never exceed 10% of the total bond section. In addition, no equity holding shall exceed 5% of that company's total outstanding voting shares. Investment of cash reserves in short term paper shall be confined to Governments, chartered banks, major trust companies, or top quality corporate credits with a rating of R1-low or better.

ALLOWABLE AND PROHIBITED INVESTMENT TYPES: Allowable and prohibited investments types, along with associated guidelines and limits, are set out in each fund's Statement of Investment Policies which is reviewed and approved annually by the designated governing fiduciary.

DIVERSIFCATION: The Company's strategy for equity security investments is to be broadly diversified across individual securities, industry sectors and geographical regions. A meaningful portion (no more than 65% of the total plans' assets) of the investment in equity securities is allocated to foreign equity securities with the intent of further increasing the diversification of the plans' assets. The remaining Canadian equities may be as high as 50% of the total portfolio but can never fall below 15%. No more than 10% of Canadian or U.S. equities shall be invested in any one company. Fixed income can comprise up to 50% of the portfolio but never less than 30% at one time. All fixed incomes are invested in corporate issues and no more than 20% of the total market value of the bond section shall be invested in any one generally recognized industry group, except utilities (40%) and finance (40%). The portfolio may contain from 0% – 20% of cash and cash equivalents.

ASSET ALLOCATIONS: Information concerning the Company's defined benefit plans' target asset allocation and actual asset allocation is as follows:

	Allowable Range	Actual
Canadian equities	15 - 50%	32%
U.S. equities	5 - 35%	13%
International equities	0 - 30%	14%
Bonds	30 - 50%	31%
Short-term and cash	0 - 20%	10%

At December 31, 2006, there were no shares of the Company held in the pension and other benefit trusts administered by the Company.

21. CONTINGENCIES

In 2006, the Company, along with other North American OSB producers, was named as a defendant in several lawsuits which allege violations of United States anti-trust laws in relation to the pricing and supply of OSB from mid-2002 to the present. The class has not yet been certified in any of these claims and the outcome is not determinable at this time. The Company will reflect such outcome, if any, in future operating results. The Company believes the allegations against it in these claims are entirely without merit.

In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at December 31, 2006 cannot be predicted with certainty, the Company believes the resolution will not have a material effect on the Company's financial position, earnings or cash flows.

22. RELATED PARTY TRANSACTIONS

The Company had transactions with companies owned by or related to its officers and directors as follows:

	2006	2005	2004
Rental charges for mobile forestry and transportation equipment at normal commercial terms and prices	$ **120**	$ 120	$ 120
Amounts due from officers and companies with directors in common, included in other assets	**—**	—	490

During the year, the Company exchanged Canadian funds for U.S. funds on behalf of a director. This service was provided at the prevailing exchange rates on the dates of the transactions at no cost to the Company.

23. SEGMENTED INFORMATION

The Company operates principally in Canada and the United States in one business segment, manufacturing wood panel products.

Sales attributed to countries based on location of customer are as follows:

	2006	2005	2004
United States	$ **723,111**	$ 1,135,313	$ 763,952
Canada	**59,023**	81,602	106,837
Asia	**33,899**	20,943	29,492
Europe	**11,085**	10,373	9,641
Total	$ **827,118**	$ 1,248,231	$ 909,922

Capital assets attributed to the countries based on location are as follows:

	2006	2005
Canada	$ **612,324**	$ 437,768
United States	**356,215**	438,128
Total	$ **968,539**	$ 875,896

Goodwill of $102,970 (2005: $102,970) is attributable to the acquisition of Voyageur Panel Canada Limited which is located in Canada.

24. CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	2006	2005	2004
Accounts receivable	**$ 20,449**	$ (10,204)	$ 14,236
Inventories	**12,673**	(22,137)	(4,358)
Income taxes receivable/payable	**30,748**	(69,140)	37,687
Prepaid expenses	**348**	(7,165)	(4,168)
Accounts payable and accrued liabilities	**(26,798)**	(29,072)	37,432
	$ 37,420	$ (137,718)	$ 80,829

25. FINANCIAL INSTRUMENTS

(a) Financial and credit risk

The financial risk is the risk that the value of the Company's financial instruments will vary due to fluctuations in interest rates and foreign exchange rates, and the degree of volatility of these rates.

The Company does not have significant exposure to any individual customer or counterparty. Concentrations of credit risk on trade accounts receivable are with customers in the forest products industry which are located in Canada and the United States.

(b) Fair values

The fair value of the Company's accounts receivable, accounts payable and accrued liabilities is estimated to approximate their carrying value due to the immediate or short term maturity of these financial instruments.

The fair value of the long-term debt is determined using quoted market values for the Company's Senior Unsecured Notes. The estimated fair value may differ from the amount which could be realized in an immediate settlement of the instruments.

The carrying values and fair values of the long-term debt are as follows:

	2006		2005	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Senior notes	**$ 961,328**	**$ 760,207**	$ 859,540	$ 781,751
Equipment financing	**76,009**	**76,009**	—	—
Capital leases	**11,816**	**11,816**	—	—
	$ 1,049,153	**$ 848,032**	$ 859,540	$ 781,751

26. U.S. GAAP RECONCILIATION

As indicated in Note 1, these consolidated financial statements have been prepared in accordance with Canadian GAAP, which, in the case of the Company, conforms in all material respects with U.S. GAAP, except as set forth below:

(a) Adjustments to assets, liabilities and shareholders' equity

	Note	2006	2005
Total assets in accordance with Canadian GAAP		**$ 1,504,199**	$ 1,516,033
Write-off of capitalized start-up costs[1]		**(3,895)**	(4,507)
Intangible asset, arising from employee benefit plans[2]		**10,640**	12,590
Total assets in accordance with U.S. GAAP		**$ 1,510,944**	$ 1,524,116
Total liabilities in accordance with Canadian GAAP		**$ 1,210,089**	$ 1,100,864
Deferred income taxes relating to write-off of capitalized start-up costs[1]		**(1,305)**	(1,530)
Change in pension liability[2]		**27,996**	34,805
Deferred income taxes relating to pension liability[2]		**(5,813)**	(7,775)
Total liabilities in accordance with U.S. GAAP		**$ 1,230,967**	$ 1,126,364
Total shareholders' equity in accordance with Canadian GAAP		**$ 294,110**	$ 415,169
Cumulative translation adjustment[3]		**56,722**	58,343
Change in cumulative translation adjustment due to reduction of net investment in subsidiary[4]		**4,400**	—
Change in retained earnings relating to:			
Write-off of capitalized start-up costs[1]		**(2,591)**	(2,977)
Accumulated other comprehensive loss	26(d)	**(72,664)**	(72,783)
Total shareholders' equity in accordance with U.S. GAAP		**$ 279,977**	$ 397,752

[1] *Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings as incurred.*

[2] *Under U.S. GAAP, the Company would recognize the difference between the projected pension benefit obligation and the plan assets (Note 20) as an additional pension liability, and an equal amount as an intangible asset in accordance with FAS 158. In 2005 and 2004, under U.S. GAAP, the Company would recognize the difference between the accumulated pension benefit obligation and the accrued benefit asset as an additional minimum pension liability, and an equal amount as an intangible asset.*

[3] *Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income whereas under Canadian GAAP these amounts are presented as a separate component of shareholders' equity.*

[4] *Under Canadian GAAP, a gain or loss equivalent to a proportionate amount of the exchange gains and losses accumulated in the cumulative translation adjustment would be recognized in net income when there has been a reduction in the net investment in a self-sustaining foreign subsidiary. Under U.S. GAAP, this would only be done when there is a substantial reduction in the net investment.*

(b) Adjustments to earnings

	2006	2005	2004
Net (loss) income in accordance with Canadian GAAP	**$ (108,031)**	$ 153,154	$ 175,082
Reversal of amortization of capitalized start-up costs[1]	**1,598**	2,854	1,605
Reversal of capitalized start-up costs[1]	**(986)**	—	—
Deferred income taxes relating to capitalized start-up costs[1]	**(225)**	(1,092)	(572)
Foreign exchange loss on reduction of net investment in subsidiary[4]	**4,400**	—	—
Net (loss) income in accordance with U.S. GAAP	**(103,244)**	154,916	176,115
Minimum pension liability[2]	**21,714**	(7,926)	(3,883)
Deferred income tax (payable) receivable relating to minimum pension liability[2]	**(7,607)**	2,774	1,359
Cumulative translation adjustment[3]	**1,621**	(24,106)	(34,237)
Foreign exchange loss on reduction of net investment in subsidiary[4]	**(4,400)**	—	—
Comprehensive (loss) income in accordance with U.S. GAAP	**$ (91,916)**	$ 125,658	$ 139,354
Basic and diluted net (loss) income per share in accordance with U.S. GAAP	**$ (7.05)**	$ 10.58	$ 12.05
Weighted average number of common shares outstanding	**14,649,140**	14,649,140	14,612,506

[1] *Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings as incurred.*

[2] *Under U.S. GAAP, the Company would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit asset (Note 20) as an additional minimum pension liability, and an equal amount as an intangible asset. As of December 31, 2006, the Company adopted FAS 158 for the purpose of the U.S. GAAP reconciliation, whereby the Company would recognize the difference between the projected benefit obligation and the plan assets as an additional pension liability. The adjustment on adoption of FAS 158 was recorded as an adjustment to accumulated other comprehensive loss (Note 26(d)).*

[3] *Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income whereas under Canadian GAAP these amounts are presented as a separate component of shareholders' equity.*

[4] *Under Canadian GAAP, a gain or loss equivalent to a proportionate amount of the exchange gains and losses accumulated in the cumulative translation adjustment would be recognized in net income when there has been a reduction in the net investment in a self-sustaining foreign subsidiary. Under U.S. GAAP, this would only be done when there is a substantial reduction in the net investment.*

(c) Adjustments to statement of cash flows

A statement of cash flow reconciled under U.S. GAAP has not been provided as there are few significant differences identified in Note 26 (a) and (b). Differences related to the write-off of capitalized start-up costs and related amortization impact investing activities and operating cash flows, respectively. The Company believes that a reconciled statement of cash flows would not provide more meaningful information.

(d) Other information regarding U.S. GAAP

FASB Statement No. 130, *Reporting Comprehensive Income*, issued under U.S. GAAP, requires the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners. There is currently no requirement to disclose comprehensive income under Canadian GAAP.

In September 2006, FASB issued Statement No. 158, *Employers Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statement No. 87, 88, 106, and 132(R)* (FAS 158) which requires the Company to fully recognize the under-funded status of its pension plans as a liability in its financial statements. In addition, the Company is required to recognize as a component of other comprehensive income (loss) the actuarial gains and losses and the prior service costs and credits that arise during the period but are not immediately recognized as components of net periodic benefit cost. The incremental effect of applying FAS 158 is an $11.2 million reduction in shareholder's equity, net of deferred taxes of $5.6 million.

Accumulated comprehensive loss of $72.7 million arising from pension liabilities ($16.0 million; 2005: $14.4 million; 2004: $9.3 million) and cumulative translation adjustment ($56.7 million; 2005: $58.3 million; 2004: $34.2 million) is derived as follows:

	2006	2005	2004
Minimum pension liability	**$ (21,714)**	$ 7,926	$ 3,883
Deferred income tax	**7,607**	(2,774)	(1,359)
Cumulative translation adjustment	**(1,621)**	24,106	34,237
Foreign exchange loss on reduction of net investment in subsidiary	**4,400**	–	–
Comprehensive (income) loss	**(11,328)**	29,258	36,761
Cumulative effect of adjustment on adoption of FAS 158, net of tax	**11,209**	–	–
	(119)	29,258	36,761
Accumulated other comprehensive loss, beginning of year	**72,783**	43,525	6,764
Accumulated other comprehensive loss, end of year	**$ 72,664**	$ 72,783	$ 43,525

(e) U.S. GAAP developments

The following standards will be effective for the Company on the dates indicated below. The implementation of these standards is not expected to have a material impact on the Company's consolidated financial position and results of operations.

(i) **ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS.** On February 16, 2006, FASB issued FASB Statement No. 155, *Accounting for Certain Hybrid Instruments – an amendment of FASB Statement No. 133 and 140* (FAS 155), which allows an entity to elect to measure certain hybrid financial instruments at fair value in their entirety, with changes in fair value recognized in earnings. The fair value election will eliminate the need to separately recognize certain derivatives embedded in hybrid financial instruments under FASB Statement No. 133, Accounting for Derivative Instruments & Hedging Activities.

(ii) **ACCOUNTING FOR SERVICING FINANCIAL ASSETS.** On March 17, 2006, FASB issued FASB Statement No. 156, *Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140* (FAS 156). Under FAS 156, an entity is required to initially measure its servicing rights at fair value and can choose to subsequently amortize the initial fair value over the term of the servicing rights, or remeasure them at fair value through income. The ability to remeasure servicing rights at fair value through income will eliminate the accounting mismatch between the servicing rights and the related derivatives that would otherwise result in the absence of hedge accounting.

(iii) **FRAMEWORK ON FAIR VALUE MEASUREMENT.** On September 15, 2006, FASB issued FASB Statement No. 157, *Fair Value Measurements* (FAS 157), which establishes a framework for measuring fair value in GAAP, and is applicable to other accounting pronouncements where fair value is considered to be the relevant measurement attribute. FAS 157 also expands disclosures about fair value measurements.

(iv) **GUIDANCE ON ACCOUNTING FOR INCOME TAXES.** On July 13, 2006, FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*, which provides additional guidance on how to recognize, measure, and disclose income tax benefits.

(v) **GUIDANCE FOR QUANTIFYING FINANCIAL STATEMENT MISSTATEMENTS.** On September 13, 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* (SAB 108). SEC staff issued SAB 108 to address what they identified as diversity in practice whereby entities were using either ran income statement approach or a balance sheet approach, but not both, when evaluating whether an error is material to an entity's financial statements. SAB 108 requires that in quantifying and analyzing misstatements, both the income statement approach and the balance sheet approach should be used to evaluate the materiality of financial statement misstatements. This standard was adopted for the year ended December 31, 2006. There was no impact to the Company on adoption of SAB 108.

27. SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS

On March 3, 2004, the Company issued U.S.$210 million of 6.75% Senior Unsecured Notes to refinance its outstanding indebtedness at the time. On May 19, 2004, the Company issued U.S.$110 million of 6.75% Senior Unsecured Notes to finance the acquisition of Voyageur. On September 22, 2004 the Company issued U.S.$275 million in aggregate principal amount of 7.25% Senior Unsecured Notes and U.S.$175 million in aggregate principal amount of Senior Unsecured Floating Rate Notes to finance the acquisition of the Minnesota OSB facilities. On April 18, 2006 the Company issued U.S.$75 million of Senior Unsecured Floating Rate Notes to partially finance the construction of a second production line in Grande Prairie, Alberta. Under the terms of the Senior Notes referred to above, the Company's 100% owned subsidiaries, Ainsworth Engineered (USA), LLC, Ainsworth Engineered Corp. (formerly Voyageur), Ainsworth Corp. and Ainsworth Engineered Canada Limited Partnership, became joint and several guarantors of the indebtedness (the "Guarantors"). The guarantee is a full and unconditional guarantee.

Additionally, if at any time a subsidiary of the Company constitutes a significant subsidiary, then such subsidiary will also become a guarantor of the indebtedness. If the Company were to fail to make a payment of interest or principal on its due date, the Guarantors are obligated to pay the outstanding indebtedness. At December 31, 2006, the Company had the following outstanding amounts related to the guaranteed indebtedness:

	2006	2005
U.S.$275,000 (2005: U.S.$275,000) Senior Unsecured Notes due October 1, 2012 with interest payable semi-annually at 7.25% per annum	**$ 320,485**	$ 319,825
U.S.$210,000 (2005: U.S.$210,000) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	**244,734**	244,230
U.S.$153,540 (2005: U.S.$153,540) Senior Unsecured Notes due October 1, 2010 with interest payable quarterly at LIBOR plus 3.75% per annum	**178,936**	178,567
U.S.$110,000 (2005: U.S.$110,000) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	**128,194**	127,930
U.S.$75,000 (2005: U.S.$Nil) Senior Unsecured Notes due April 1, 2013 with interest payable quarterly at LIBOR plus 4.00% per annum	**87,405**	–
	$ 959,754	$ 870,552

The following condensed consolidating financial information reflects the summarized financial information of the Company and its Guarantors:

CONDENSED CONSOLIDATED BALANCE SHEET
as at December 31, 2006

	Ainsworth Lumber Co. Ltd. Non-Consolidated Parent Issuer	Ainsworth Engineered (USA) LLC Subsidiary Guarantor
Assets		
Cash	$ 51,640	$ 6,445
Other Current Assets	109,961	25,157
Capital Assets	612,332	356,207
Other Assets	47,479	6,331
Future Income Tax Assets	—	41,648
Goodwill	—	—
Due from Parent Company	—	2
Investment in Subsidiary	1,160,950	14,242
	$ 1,982,362	$ 450,032
Liabilities and Shareholders' Equity		
Current Liabilities	$ 20,538	$ 9,735
Accrued Pension Benefit Liability	—	6,034
Reforestation Obligation	4,621	—
Due to Related Company	381,298	—
Long-Term Debt	1,027,595	—
Future Income Taxes	89,293	—
	1,523,345	15,769
Preferred Shares	—	—
Shareholders' Equity		
Capital Stock	173,613	—
Cumulative Translation Adjustment	(56,722)	(56,722)
Contributed Surplus	—	585,294
Partners' Capital	—	—
Retained Earnings	342,126	(94,309)
	459,017	434,263
	$ 1,982,362	$ 450,032
Total assets in accordance with Canadian GAAP	$ 1,982,362	$ 450,032
Write-off of capitalized start-up costs[1]	(3,895)	—
Intangible asset, arising from employee benefit plans[2]	2,087	8,553
Total assets in accordance with U.S. GAAP	$ 1,980,554	$ 458,585
Total liabilities in accordance with Canadian GAAP	1,523,345	15,769
Deferred income taxes relating to write-off of capitalized start-up costs[1]	(1,305)	—
Change in pension liability, net of tax effect[2]	12,831	9,352
Total liabilities in accordance with U.S. GAAP	$ 1,534,871	25,121
Total shareholders' equity in accordance with Canadian GAAP	$ 459,017	$ 434,263
Cumulative translation adjustment[3]	56,722	56,722
Change in cumulative translation adjustment due to subsidiary[4]	4,400	4,400
Change in retained earnings relating to:		
Write-off of capitalized start-up costs[1]	(2,591)	—
Accumulated other comprehensive loss (Note 26(d))	(71,865)	(61,921)
Total shareholders' equity in accordance with U.S. GAAP	$ 445,683	$ 433,464

[1] Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings as incurred.
[2] Under U.S. GAAP, the Company would recognize the difference between the projected pension benefit obligation and the plan assets (Note 20) as an additional pension liability, and an equal amount as an intangible asset in accordance with FAS 158.
[3] Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income whereas under Canadian GAAP these amounts are presented as a separate component of shareholders' equity.
[4] Under Canadian GAAP, a gain or loss equivalent to a proportionate amount of the exchange gains and losses accumulated in the cumulative translation adjustment would be recognized in net income when there has been a reduction in the net investment in a self-sustaining foreign subsidiary. Under U.S. GAAP, this would only be done when there is a substantial reduction in the net investment.

Ainsworth Engineered Corp. Subsidiary Guarantor	Ainsworth Corp. Subsidiary Guarantor	Ainsworth Engineered Canada Limited Partnership Subsidiary Guarantor	Eliminations	Ainsworth Lumber Co. Ltd. Consolidated
$ —	$ 16,227	$ —	$ —	$ 74,312
—	(21,056)	133,933	(18)	247,977
—	—	—	—	968,539
—	—	—	14,243	68,053
—	700	—	—	42,348
102,970	—	—	—	102,970
78,339	2,571	300,370	(381,282)	—
141,106	—	—	(1,316,298)	—
$ 322,415	$ (1,558)	$ 434,303	$ (1,683,355)	$ 1,504,199
$ 4,121	$ (17)	$ 48,172	$ (3)	$ 82,546
—	—	—	—	6,034
—	—	—	—	4,621
—	—	—	(381,298)	—
—	—	—	—	1,027,595
—	—	—	—	89,293
4,121	(17)	48,172	(381,301)	1,210,089
25,999	—	—	(25,999)	—
55,419	—	—	(173,205)	55,827
—	—	—	56,722	(56,722)
148,495	—	—	(733,789)	—
—	—	67,029	(67,029)	—
88,381	(1,541)	319,102	(358,754)	295,005
292,295	(1,541)	386,131	(1,276,055)	294,110
$ 322,415	$ (1,558)	$ 434,303	$ (1,683,355)	$ 1,504,199
$ 322,415	$ (1,558)	$ 434,303	$ (1,683,355)	$ 1,504,199
—	—	—	—	(3,895)
—	—	—	—	10,640
$ 322,415	$ (1,558)	$ 434,303	$ (1,683,355)	$ 1,510,944
30,120	(17)	48,172	(407,300)	1,210,089
—	—	—	—	(1,305)
—	—	—	—	22,183
30,120	(17)	48,172	(407,300)	$ 1,230,967
$ 292,295	$ (1,541)	$ 386,131	$ (1,276,055)	$ 294,110
—	—	—	(56,722)	56,722
—	—	—	(4,400)	4,400
—	—	—	—	(2,591)
—	—	—	61,122	(72,664)
$ 292,295	$ (1,541)	$ 386,131	$ (1,276,055)	$ 279,977

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the year ended December 31, 2006

	Ainsworth Lumber Co. Ltd. Non-Consolidated Parent Issuer	Ainsworth Engineered (USA) LLC Subsidiary Guarantor
Sales	$ —	$ 226,107
Costs and Expenses		
Costs of products sold	—	232,480
Selling and administration	3,453	—
Amortization of capital assets	46,050	41,954
Loss on disposal of capital assets	1,032	1,517
Write-down of capital assets	—	55,290
Closure of production line	—	5,915
Write-down of timber licence deposits	4,502	—
	55,037	337,156
Operating Earnings (Loss)	(55,037)	(111,049)
Finance Expense		
Interest	68,913	—
Amortization of finance charges	5,399	—
	74,312	—
Equity in Earnings of Subsidiary	(13,101)	—
Other Income (Expense)	12,721	(4,365)
Foreign Exchange Loss on Long-Term Debt	(7,936)	—
(Loss) Income Before Income Taxes	(137,665)	(115,414)
Income Tax (Recovery) Expense	(29,634)	(56,878)
Net (Loss) Income	$ (108,031)	$ (58,536)
Net (loss) income in accordance with Canadian GAAP	$ (108,031)	$ (58,536)
Reversal of amortization of capitalized start-up costs, net of deferred income taxes[1]	387	—
Foreign exchange loss on reduction of net investment in subsidiary[4]	4,400	4,440
Net (loss) income in accordance with U.S. GAAP	(103,244)	(54,136)
Minimum pension liability, net of tax[2]	6,231	7,876
Cumulative translation adjustment[3]	1,621	1,621
Foreign exchange loss on reduction of net investment in subsidiary[4]	(4,400)	(4,400)
Comprehensive income (loss)	$ (99,762)	$ (49,039)

[1] *Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings as incurred.*

[2] *Under U.S. GAAP, the Company would recognize the difference between the accumulated pension benefit obligation and the accrued benefit asset (Note 20) as an additional minimum pension liability, and an equal amount as an intangible asset. As of December 31, 2006, the Company adopted FAS 158 for the purpose of the U.S. GAAP reconciliation, whereby the Company would recognize the difference between the projected benefit obligation and the plan assets as an additional pension liability. The adjustment on adoption of FAS 158 was recorded as an adjustment to accumulated other comprehensive loss (Note 26(d)).*

[3] *Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income whereas under Canadian GAAP these amounts are presented as a separate component of shareholders' equity.*

[4] *Under Canadian GAAP, a gain or loss equivalent to a proportionate amount of the exchange gains and losses accumulated in the cumulative translation adjustment would be recognized in net income when there has been a reduction in the net investment in a self-sustaining foreign subsidiary. Under U.S. GAAP, this would only be done when there is a substantial reduction in the net investment.*

Ainsworth Engineered Corp.	Ainsworth Corp.	Ainsworth Engineered Canada Limited Partnership	Eliminations	Ainsworth Lumber Co. Ltd. Consolidated
Subsidiary Guarantor	Subsidiary Guarantor	Subsidiary Guarantor		
$ —	$ 712,894	$ 503,424	$ (615,307)	$ 827,118
—	715,724	417,083	(615,307)	749,980
—	—	37,671	—	41,124
—	—	—	—	88,004
—	—	—	—	2,549
—	—	—	—	55,290
—	—	—	—	5,915
—	—	—	—	4,502
—	715,724	454,754	(615,307)	947,364
—	(2,830)	48,670	—	(120,246)
—	—	—	—	68,913
—	—	—	—	5,399
—	—	—	—	74,312
2,431	—	—	10,670	—
—	578	(48)	—	8,886
—	—	—	—	(7,936)
2,431	(2,252)	48,622	10,670	(193,608)
976	(41)	—	—	(85,577)
$ 1,455	$ (2,211)	$ 48,622	$ 10,670	$ (108,031)
$ 1,455	$ (2,211)	$ 48,622	$ 10,670	$ (108,031)
—	—	—	—	387
—	—	—	(4,400)	4,400
1,455	(2,211)	48,622	6,270	(103,244)
—	—	—	—	14,107
—	—	—	(1,621)	1,621
—	—	—	4,400	(4,400)
$ 1,455	$ (2,211)	$ 48,622	$ 9,049	$ (91,916)

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended December 31, 2006

	Ainsworth Lumber Co. Ltd. Non-Consolidated Parent Issuer	Ainsworth Engineered (USA) LLC Subsidiary Guarantor
Cash Flows from Operating Activities		
Net income (loss)	$ (108,031)	$ (58,536)
Items not affecting cash		
Amortization of capital assets	46,050	41,954
Amortization of financing costs and fees	5,399	—
Foreign exchange loss on long-term debt	7,936	—
Write-down of capital assets	—	55,290
Loss on disposal of capital assets	1,032	1,517
Write-down of timber deposits	4,502	—
Change in non-current reforestation obligation	273	—
Equity in earnings of subsidiary	13,101	—
Future income taxes	(33,813)	(56,050)
Adjustment to net accrued pension benefit asset	852	2,882
Realized currency translation adjustments	—	4,400
Change in non-cash operating working capital	90,427	145,160
Cash provided by (used in) operating activities	27,728	136,617
Cash Flows from Financing Activities		
Proceeds from issue of long-term debt	171,588	—
Repayment of long-term debt	(2,321)	—
Repayment of capital lease obligations	(174)	—
Dividends paid	(14,649)	—
Financing costs and fees	(6,011)	—
Advances to related company	—	(118,160)
Advances from related company	135,366	—
Cash provided by (used in) financing activities	283,799	(118,160)
Cash Flows from Investing Activities		
Short-term investments	(35,864)	—
Restricted cash	(23,168)	—
Additions to capital assets	(214,488)	(13,767)
Increase in other assets	(2,069)	(2,286)
Proceeds on disposal of capital assets	136	18
Cash provided by (used in) investing activities	(275,453)	(16,035)
Effect of foreign exchange rate changes on cash and cash equivalents	—	102
Net Cash Inflow (Outflow)	36,074	2,524
Cash and Cash Equivalents, Beginning of Year	15,566	3,921
Cash and Cash Equivalents, End of Year	$ 51,640	$ 6,445

Ainsworth Engineered Corp. Subsidiary Guarantor	Ainsworth Corp. Subsidiary Guarantor	Ainsworth Engineered Canada Limited Partnership Subsidiary Guarantor	Eliminations	Ainsworth Lumber Co. Ltd. Consolidated
$ 1,455	$ (2,211)	$ 48,622	$ 10,670	$ (108,031)
—	—	—	—	88,004
—	—	—	—	5,399
—	—	—	—	7,936
—	—	—	—	55,290
—	—	—	—	2,549
—	—	—	—	4,502
—	—	—	—	273
(2,431)	—	—	(10,670)	—
(3,612)	(37)	—	—	(93,512)
—	—	—	—	3,734
—	—	—	—	4,400
3,245	(186,785)	(14,644)	17	37,420
(1,343)	(189,033)	33,978	17	7,964
—	—	—	—	171,588
—	—	—	—	(2,321)
—	—	—	—	(174)
—	—	—	—	(14,649)
—	—	—	—	(6,011)
(3,207)	—	(215,789)	337,156	—
—	201,807	—	(337,173)	—
(3,207)	201,807	(215,789)	(17)	148,433
—	—	—	—	(35,864)
—	—	—	—	(23,168)
—	—	—	—	(228,255)
100	—	—	—	(4,255)
—	—	—	—	154
100	—	—	—	(291,388)
—	—	—	—	102
(4,450)	12,774	(181,811)	—	(134,889)
4,450	3,453	181,811	—	209,201
$ —	$ 16,227	$ —	$ —	$ 74,312

CONDENSED CONSOLIDATED BALANCE SHEET
as at December 31, 2005

	Ainsworth Lumber Co. Ltd. Non-Consolidated Parent Issuer	Ainsworth Engineered (USA) LLC Subsidiary Guarantor
Assets		
Cash	$ 15,566	$ 3,921
Other Current Assets	72,436	281,486
Capital Assets	437,768	438,128
Other Assets	49,518	5,841
Goodwill	—	—
Due from Parent Company	—	—
Investment in Subsidiary	1,212,147	14,213
	$ 1,787,435	$ 743,589
Liabilities and Shareholders' Equity		
Current Liabilities	$ 38,972	$ 17,862
Accrued Pension Benefit Liability	—	3,031
Reforestation Obligation	4,348	—
Due to Related Company	245,932	118,158
Long-Term Debt	859,540	—
Future Income Taxes	105,688	15,231
	1,254,480	154,282
Preferred Shares	—	—
Shareholders' Equity		
Capital Stock	173,613	—
Cumulative Translation Adjustment	(58,343)	(58,427)
Contributed Surplus	—	585,294
Partners' Capital	—	—
Retained Earnings	417,685	62,440
	532,955	589,307
	$ 1,787,435	$ 743,589
Total assets in accordance with Canadian GAAP	$ 1,787,435	$ 743,589
Write-off of capitalized start-up costs[1]	(4,507)	—
Intangible asset, arising from minimum pension liability calculation[2]	2,247	10,343
Total assets in accordance with U.S. GAAP	$ 1,785,175	$ 753,932
Total liabilities in accordance with Canadian GAAP	1,254,480	154,282
Deferred income taxes relating to write-off of capitalized start-up costs[1]	(1,530)	—
Minimum pension liability, net of tax effect[2]	14,575	12,455
Total liabilities in accordance with U.S. GAAP	$ 1,267,525	166,737
Total shareholders' equity in accordance with Canadian GAAP	$ 532,955	$ 589,307
Cumulative translation adjustment[3]	58,343	58,427
Change in retained earnings relating to:		
Write-off of capitalized start-up costs[1]	(2,977)	—
Accumulated other comprehensive gain (loss) (Note 26(d))	(70,671)	(60,539)
Total shareholders' equity in accordance with U.S. GAAP	$ 517,650	$ 587,195

[1] *Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings.*

[2] *Under U.S. GAAP, the Company would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit obligation as an additional minimum pension liability, and an equal amount as an intangible asset, subject to the following. If the additional liability exceeded unrecognized past service cost, the excess would be recognized as other comprehensive loss, net of any resulting tax benefits.*

[3] *Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income whereas under Canadian GAAP such amounts are presented as a separate component of shareholders' equity.*

Ainsworth Engineered Corp. Subsidiary Guarantor	Ainsworth Corp. Subsidiary Guarantor	Ainsworth Engineered Canada Limited Partnership Subsidiary Guarantor	Eliminations	Ainsworth Lumber Co. Ltd. Consolidated
$ 4,450	$ 3,453	$ 181,811	$ —	$ 209,201
(67)	(166,022)	108,861	(38,400)	258,294
—	—	—	—	875,896
100	—	—	14,213	69,672
102,970	—	—	—	102,970
75,132	204,378	84,581	(364,091)	—
138,186	—	—	(1,364,546)	—
$ 320,771	$ 41,809	$ 375,253	$ (1,752,824)	$ 1,516,033
$ 4,422	$ 43,291	$ 47,542	$ (38,400)	$ 113,689
—	—	—	—	3,031
—	—	—	—	4,348
—	—	—	(364,090)	—
—	—	—	—	859,540
—	(663)	—	—	120,256
4,422	42,628	47,542	(402,490)	1,100,864
25,999	—	—	(25,999)	—
55,419	—	—	(173,205)	55,827
—	84	—	58,343	(58,343)
148,495	—	—	(733,789)	—
—	—	67,029	(67,029)	—
86,436	(903)	260,682	(408,655)	417,685
290,350	(819)	327,711	(1,324,335)	415,169
$ 320,771	$ 41,809	$ 375,253	$ (1,752,824)	$ 1,516,033
$ 320,771	$ 41,809	$ 375,253	$ (1,752,824)	$ 1,516,033
—	—	—	—	(4,507)
—	—	—	—	12,590
$ 320,771	$ 41,809	$ 375,253	$ (1,752,824)	$ 1,524,116
30,421	42,628	47,542	(428,489)	1,100,864
—	—	—	—	(1,530)
—	—	—	—	27,030
30,421	42,628	47,542	(428,489)	$ 1,126,364
$ 290,350	$ (819)	$ 327,711	$ (1,324,335)	$ 415,169
—	(84)	—	(58,343)	58,343
—	—	—	—	(2,977)
—	84	—	58,343	(72,783)
$ 290,350	$ (819)	$ 327,711	$ (1,324,335)	$ 397,752

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended December 31, 2005

	Ainsworth Lumber Co. Ltd. Non-Consolidated Parent Issuer	Ainsworth Engineered (USA) LLC Subsidiary Guarantor
Sales	$ —	$ 452,054
Costs and Expenses		
Costs of products sold	—	331,064
Selling and administration	12,436	6,928
Amortization of capital assets	51,534	52,373
	63,970	390,365
Operating Earnings	(63,970)	61,689
Finance Expense		
Interest	64,914	—
Amortization of finance charges	4,888	—
Loss on repurchase of long term debt	1,485	—
	71,287	—
Equity in Earnings of Subsidiary	310,947	—
Other Income (Expense)	7,024	(3,936)
Foreign Exchange Gain on Long-Term Debt	28,313	—
Income Before Income Taxes	211,027	57,753
Income Tax Expense (Recovery)	57,873	7,011
Net Income	$ 153,154	$ 50,742
Net income in accordance with Canadian GAAP	$ 153,154	$ 50,742
Reversal of amortization of capitalized start-up costs, net of deferred income taxes[1]	1,762	—
Net income in accordance with U.S. GAAP	154,916	50,742
Minimum pension liability, net of tax[2]	(3,661)	(1,491)
Cumulative translation adjustment[3]	(24,106)	(24,190)
Comprehensive income	$ 127,149	$ 25,061

[1] *Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings.*

[2] *Under U.S. GAAP the Company would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit obligation as an additional minimum pension liability, and an equal amount as an intangible asset, subject to the following. If the additional liability exceeded unrecognized past service cost the excess would be recognized as other comprehensive loss, net of any resulting tax benefits.*

[3] *Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income whereas under Canadian GAAP such amounts are presented as a separate component of shareholders' equity.*

Ainsworth Engineered Corp. Subsidiary Guarantor	Ainsworth Corp. Subsidiary Guarantor	Ainsworth Engineered Canada Limited Partnership Subsidiary Guarantor	Eliminations	Ainsworth Lumber Co. Ltd. Consolidated
$ —	$ 454,822	$ 797,087	$ (455,732)	$ 1,248,231
—	455,732	524,885	(455,732)	855,949
—	55	11,358	—	30,777
—	—	—	—	103,907
—	455,787	536,243	(455,732)	990,633
—	(965)	260,844	—	257,598
—	—	—	—	64,914
—	—	—	—	4,888
—	—	—	—	1,485
—	—	—	—	71,287
13,034	—	—	(323,981)	—
(91)	(638)	(162)	—	2,197
—	—	—	—	28,313
12,943	(1,603)	260,682	(323,981)	216,821
(517)	(700)	—	—	63,667
$ 13,460	$ (903)	$ 260,682	$ (323,981)	$ 153,154
$ 13,460	$ (903)	$ 260,682	$ (323,981)	$ 153,154
—	—	—	—	1,762
13,460	(903)	260,682	(323,981)	154,916
—	—	—	—	(5,152)
—	84	—	24,106	(24,106)
$ 13,460	$ (819)	$ 260,682	$ (299,875)	$ 125,658

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended December 31, 2005

	Ainsworth Lumber Co. Ltd. Non-Consolidated Parent Issuer	Ainsworth Engineered (USA) LLC Subsidiary Guarantor
Cash Flows from Operating Activities		
Net income (loss)	$ 153,154	$ 50,742
Items not affecting cash		
Amortization of capital assets	51,534	52,373
Amortization of deferred financing costs and fees	4,888	—
Foreign exchange gain on long-term debt	(28,313)	—
Loss on repurchase of long-term debt	1,485	—
Loss on disposal of capital assets	245	—
Change in non-current reforestation obligation	(122)	—
Equity in earnings of subsidiary	(310,947)	—
Future income taxes	97,299	10,761
Adjustment to accrued pension benefit asset	(7,278)	—
Change in non-cash operating working capital	(113,602)	(270,088)
Cash provided by (used in) operating activities	(151,657)	(156,212)
Cash Flows from Financing Activities		
Decrease in capital lease obligations	(274)	—
Repurchase of long-term debt	(31,067)	—
Dividends paid	(14,649)	—
Refundable tax recovery	438	—
Advances to related company	—	166,124
Advances from related company	117,240	—
Cash provided by (used in) financing activities	71,688	166,124
Cash Flows from Investing Activities		
Restricted cash	(32,455)	—
Additions to capital assets	(45,499)	(11,776)
Decrease (increase) in other assets	(7,499)	(3,184)
Proceeds on disposal of capital assets	27	—
Investment in Chatham Forest Products, Inc.	—	(7,546)
Timber licence deposits	(5,998)	—
Cash provided by (used in) investing activities	(91,424)	(22,506)
Effect of foreign exchange rate changes on cash and cash equivalents	—	(28)
Net Cash Inflow (Outflow)	(171,393)	(12,622)
Cash and Cash Equivalents, Beginning of Year	186,959	16,543
Cash and Cash Equivalents, End of Year	$ 15,566	$ 3,921

Ainsworth Engineered Corp. Subsidiary Guarantor	Ainsworth Corp. Subsidiary Guarantor	Ainsworth Engineered Canada Limited Partnership Subsidiary Guarantor	Eliminations	Ainsworth Lumber Co. Ltd. Consolidated
$ 13,460	$ (903)	$ 260,682	$ (323,981)	$ 153,154
–	–	–	–	103,907
–	–	–	–	4,888
–	–	–	–	(28,313)
–	–	–	–	1,485
–	–	–	–	245
–	–	–	–	(122)
(13,034)	–	–	323,981	–
(35,797)	(663)	–	–	71,600
–	–	–	–	(7,278)
30,865	209,397	5,710	–	(137,718)
(4,506)	207,831	266,392	–	161,848
–	–	–	–	(274)
–	–	–	–	(31,067)
–	–	–	–	(14,649)
–	–	–	–	438
5,595	(204,378)	(84,581)	117,240	–
–	–	–	(117,240)	–
5,595	(204,378)	(84,581)	–	(45,552)
–	–	–	–	(32,455)
–	–	–	–	(57,275)
800	–	–	–	(9,883)
–	–	–	–	27
–	–	–	–	(7,546)
–	–	–	–	(5,998)
800	–	–	–	(113,130)
–	–	–	–	(28)
1,889	3,453	181,811	–	3,138
2,561	–	–	–	206,063
$ 4,450	$ 3,453	$ 181,811	$ –	$ 209,201

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended December 31, 2004

	Ainsworth Lumber Co. Ltd. Non-Consolidated	Ainsworth Engineered (USA) LLC	Ainsworth Engineered Corp.	Eliminations	Ainsworth Lumber Co. Ltd. Consolidated
	Parent Issuer	Subsidiary Guarantor	Subsidiary Guarantor		
Sales	$ 698,762	$ 109,096	$ 102,065	$ —	$ 909,922
Costs and Expenses					
Costs of products sold	361,425	79,545	58,854	(1,579)	498,245
Selling and administration	28,550	1,613	15,351	(14,500)	31,014
Amortization of capital assets	32,269	12,560	9,023	—	53,852
Write-down of capital assets	793	—	—	—	793
	423,037	93,718	83,228	(16,079)	583,905
Operating Earnings	275,725	15,378	18,836	16,079	326,017
Finance Expense					
Interest	40,723	—	—	—	40,723
Amortization of finance charges	3,234	—	—	—	3,234
Loss on repurchase of long-term debt	106,198	—	—	—	106,198
	150,155	—	—	—	150,155
Equity in Earnings of Subsidiary	18,287	—	—	(18,287)	—
Other Income (Expense)	11,878	709	141	(16,079)	(3,351)
Foreign Exchange Gain on Long-Term Debt	73,815	—	—	—	73,815
Income Before Income Taxes	229,549	16,087	18,977	(18,287)	246,326
Income Tax Expense (Recovery)	54,467	4,389	12,388	—	71,244
Net Income	$ 175,082	$ 11,698	$ 6,589	$ (18,287)	$ 175,082
Net income in accordance with Canadian GAAP	$ 175,082	$ 11,698	$ 6,589	$ (18,287)	$ 175,082
Reversal of amortization of capitalized start-up costs, net of deferred income taxes[1]	1,033	—	—	—	1,033
Net income in accordance with U.S. GAAP	176,115	11,698	6,589	(18,287)	176,115
Minimum pension liability, net of tax[2]	(2,524)	—	—	—	(2,524)
Cumulative translation adjustment[3]	(34,237)	(34,237)	—	34,237	(34,237)
Comprehensive income	$ 139,354	$ (22,540)	$ 6,589	$ 15,951	$ 139,354

[1] *Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings.*

[2] *Under U.S. GAAP, the Company would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit obligation as an additional minimum pension liability, and an equal amount as an intangible asset, subject to the following. If the additional liability exceeded unrecognized past service cost, the excess would be recognized as other comprehensive loss, net of any resulting tax benefits.*

[3] *Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income whereas under Canadian GAAP such amounts are presented as a separate component of shareholders' equity.*

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended December 31, 2004

	Ainsworth Lumber Co. Ltd. Non-Consolidated Parent Issuer	Ainsworth Engineered (USA) LLC Subsidiary Guarantor	Ainsworth Engineered Corp. Subsidiary Guarantor	Eliminations	Ainsworth Lumber Co. Ltd. Consolidated
Cash Flows from Operating Activities					
Net income (loss)	$ 175,082	$ 11,698	$ 6,589	$ (18,287)	$ 175,082
Items not affecting cash					
Amortization of capital assets	32,269	12,560	9,023	—	53,852
Amortization of financing costs and fees	3,234	—	—	—	3,234
Foreign exchange gain on long-term debt	(73,815)	—	—	—	(73,815)
Loss on repurchase of long-term debt	106,198	—	—	—	106,198
Loss on disposal of capital assets	25	—	—	—	25
Change in non-current reforestation obligation	(332)	—	—	—	(332)
Equity in earnings of subsidiary	(18,287)	—	—	18,287	—
Future income taxes	(14,353)	—	—	—	(14,353)
Non-cash stock based compensation	2,640	—	—	—	2,640
Write-down of capital assets	793	—	—	—	793
Adjustment to accrued pension benefit asset	215	—	—	—	215
Utilization of investment tax credit	30,060	—	—	—	30,060
Change in non-cash operating working capital	68,355	40,642	(28,168)	—	80,829
Cash provided by (used in) operating activities	312,085	64,900	(12,556)	—	364,428
Cash Flows from Financing Activities					
Decrease in capital lease obligations	(275)	—	—	—	(275)
Repurchase of long-term debt	(451,305)	—	—	—	(451,305)
Dividends paid	(14,660)	—	—	—	(14,660)
Proceeds from issue of long-term debt	996,387	—	—	—	996,387
Financing costs and fees	(26,214)	—	—	—	(26,214)
Repurchase of capital stock	(284)	—	—	—	(284)
Advances to related company	—	(48,357)	(36,025)	84,382	—
Advances from related company	84,382	—	—	(84,382)	—
Cash provided by (used in) financing activities	588,031	(48,357)	(36,025)	—	503,649
Cash Flows from Investing Activities					
Restricted cash	(6,561)	—	—	—	(6,561)
Additions to capital assets	(17,987)	—	—	—	(17,987)
Increase in other assets	(1,555)	—	—	—	(1,555)
Proceeds on disposal of capital assets	40	—	—	—	40
Investment in Minnesota OSB facilities	(584,847)	—	—	—	(584,847)
Investment in Voyageur Panel Limited	(296,300)	—	—	—	(296,300)
Acquisition of cash of Voyageur Panel Limited	51,142	—	—	—	51,142
Cash used in investing activities	(856,068)	—	—	—	(856,068)
Net Cash Inflow (Outflow)	44,048	16,543	(48,581)	—	12,009
Cash and Cash Equivalents, Beginning of Year	142,912	—	51,142	—	194,054
Cash and Cash Equivalents, End of Year	$ 186,960	$ 16,543	$ 2,561	$ —	$ 206,063

CORPORATE INFORMATION

BOARD OF DIRECTORS

Allen Ainsworth
Vancouver, BC

Brian Ainsworth
Vancouver, BC

Catherine Ainsworth
Vancouver, BC

David Ainsworth
Vancouver, BC

Susan Ainsworth
Vancouver, BC

Douglas Buchanan
North Vancouver, BC

Robert Fairweather
West Vancouver, BC

Gordon Green
Sidney, BC

Morley Koffman
Vancouver, BC

Gordon Lancaster
West Vancouver, BC

OFFICERS

Brian Ainsworth
Chairman &
Chief Executive Officer

Allen Ainsworth
President

Catherine Ainsworth
Chief Operating Officer &
Corporate Secretary

Michael Ainsworth
Executive Vice-President

Douglas Ainsworth
Senior Vice-President,
Marketing

Kevin Ainsworth
Senior Vice-President,
BC Timberlands &
Speciality Plywood

Robert Allen
Chief Financial Officer

CONTACTS

CORPORATE OFFICE
604 661 3200 Telephone
604 661 3201 Fax

INTERNET
www.ainsworth.ca

EMAIL
info@ainsworth.ca

TRADING SYMBOL
ANS on Toronto Stock Exchange

AUDITORS
Deloitte & Touche LLP
Vancouver, BC

SOLICITORS
Koffman Kalef
Vancouver, BC

TRANSFER AGENT
Computershare Trust Company of Canada
Vancouver, BC

ANNUAL GENERAL MEETING

The Annual General Meeting of shareholders will be held on Tuesday, May 8, 2007 at 11:00 am at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, BC.

Ainsworth®

Engineered Performance for the World of Wood®

For more information, please contact:

Ainsworth Group of Companies
Suite 3194 Bentall 4
PO Box 49307
1055 Dunsmuir Street
Vancouver, BC
Canada V7X 1L3

877 661 3200 Toll free
604 661 3200 Telephone
604 661 3201 Fax

www.ainsworth.ca

PRINTED IN CANADA



END

Ainsworth Group of Companies 


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